   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 5, 1997
                                                      REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                       SOUTHERN ELECTRONICS CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             22-2715444
     (STATE OF INCORPORATION)          (I.R.S. EMPLOYER IDENTIFICATION
                                                   NUMBER)

            4916 NORTH ROYAL ATLANTA DRIVE, ATLANTA, GEORGIA 30085
                                (770) 491-8962
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                 RAY D. RISNER
                       SOUTHERN ELECTRONICS CORPORATION
                        4916 NORTH ROYAL ATLANTA DRIVE
                            ATLANTA, GEORGIA 30085
                                (770) 491-8962
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

          LEONARD A. SILVERSTEIN, ESQ.                       WADE H. STRIBLING, ESQ.
           LONG ALDRIDGE & NORMAN LLP               NELSON MULLINS RILEY & SCARBOROUGH, L.L.P.
                   SUITE 5300                             FIRST UNION PLAZA, SUITE 1400
              303 PEACHTREE STREET                          999 PEACHTREE STREET, N.E.
             ATLANTA, GEORGIA 30308                           ATLANTA, GEORGIA 30309
                 (404) 527-4000                                   (404) 817-6000
            FACSIMILE (404) 527-4198                         FACSIMILE (404) 817-6050

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------


                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                           PROPOSED    PROPOSED MAXIMUM
                             AMOUNT        MAXIMUM        AGGREGATE
 TITLE OF SECURITIES TO      TO BE      OFFERING PRICE     OFFERING        AMOUNT OF
     BE REGISTERED       REGISTERED(1)   PER SHARE(2)      PRICE(2)     REGISTRATION FEE
- ----------------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share.........   3,450,000       $16.125       $55,631,250        $16,858

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Includes 450,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.
(2) Estimated solely for purposes of calculating the registration fee and calculated pursuant to Rule 457(c) under the Securities Act of 1933.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

               SUBJECT TO COMPLETION DATED                 , 1997

                                3,000,000 SHARES

                        SOUTHERN ELECTRONICS CORPORATION

                                  COMMON STOCK

                                  -----------

  All of the 3,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Southern Electronics Corporation (the "Company"). The Common Stock is listed on the Nasdaq National Market under the trading symbol "SECX." On September 2, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $16.125 per share. See "Price Range of Common Stock."
  LOGO

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                 PRICE TO UNDERWRITING PROCEEDS TO
                                  PUBLIC  DISCOUNT(1)  COMPANY(2)
- ------------------------------------------------------------------
Per Share.......................  $          $            $
- ------------------------------------------------------------------
Total(3)........................ $          $            $
- ------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of
    1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $550,000, which are payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $          , $             and $         ,
    respectively. See "Underwriting."

                                  -----------

  The Common Stock is offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer or to reject any orders in whole or in part. It is expected that
delivery of the shares of Common Stock will be made on or about             ,
1997.

A.G. EDWARDS & SONS, INC.

         CLEARY GULL REILAND & MCDEVITT INC.

                   INTERSTATE/JOHNSON LANE
                         CORPORATION

                                                    C.L. KING & ASSOCIATES, INC.

              The date of this Prospectus is               , 1997
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             [Inside front cover]

      GRAPHIC DEPICTS BACKGROUND MAP OF NORTH AMERICA AND
      SOUTH AMERICA SUPERIMPOSED WITH LOGOS OF MAJOR VENDORS
      FOR WHICH THE COMPANY IS A DISTRIBUTOR.



   UNITED STATES AND LATIN AMERICAN DISTRIBUTOR OF LEADING MICROCOMPUTER AND
                          WIRELESS TELEPHONE PRODUCTS

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS
THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE OVER-ALLOTMENT AND STABILIZING TRANSACTIONS, THE PURCHASE OF COMMON STOCK TO COVER SHORT POSITIONS AND THE IMPOSITION OF PEN-ALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. Prospective investors should carefully consider the matters set forth under "Risk Factors" herein. As used herein, the term "Company" means Southern Electronics Corporation and its subsidiary, SED International, Inc. ("SED International"), unless the context otherwise indicates. Unless otherwise indicated, all financial information and share data in this Prospectus assume no exercise of the over-allotment option described under "Underwriting" or options granted or reserved under the Company's stock option plans. All references to the Company's fiscal year refer to the year ended June 30 of that year. Industry information used in this Prospectus was obtained from industry sources that the Company believes to be reliable, but such information has not been independently verified.

                                  THE COMPANY

  The Company is a leading international distributor of microcomputer products, including personal computers, printers and other peripherals and networking products throughout the United States and Latin America. The Company offers a broad inventory of more than 3,500 products from approximately 125 vendors, including such market leaders as Seagate, Hewlett-Packard, Maxtor, Samsung, 3Com, Intel, Creative Labs, Acer, Canon, Epson, IBM and Novell, to an active base of over 12,000 reseller customers through a dedicated and highly motivated sales force. The Company believes it is the fourth largest microcomputer products distributor in the United States, where it recently has expanded its vendor lines, sales force and warehouse locations, and a leading microcomputer products distributor to Latin America, one of the fastest growing markets in the world for personal computers. The Company distributes products in the United States from its strategically located warehouses in Atlanta, Georgia, Miami, Florida and City of Industry, California, while servicing Latin America from its Miami facility. The Company's net sales increased to $646.3 million in fiscal 1997 from $398.8 million in fiscal 1995, and its net earnings increased to $7.9 million in fiscal 1997 from $5.2 million in fiscal 1995, representing compound annual growth rates of 27.3% and 23.0%, respectively.

  The Company also distributes wireless telephone products in the United States and to Latin America. The Company is a direct distributor of wireless telephone products for OKI Telecom and an indirect distributor for other leading wireless telephone product vendors such as Motorola, Ericsson, Nokia and NEC. In fiscal 1997, the Company's net sales of microcomputer products generated approximately 91.0% of total net sales and wireless telephone products represented the remaining 9.0%.

  Over the past two years, the Company has transformed itself from a regional United States distributor into an international distributor with leading brand name vendor lines, a nationwide presence in the United States and a leadership position in Latin America. As a result of a transaction with Globelle, Inc. ("Globelle") in June 1997, the Company has acquired the distribution rights for certain significant vendor lines in the United States, including Hewlett-Packard and Intel, and subsequently hired 36 experienced salespeople formerly with Globelle. See "--Recent Developments." The addition of the new brand name vendor lines and salespeople, coupled with the opening of a warehouse facility in California in May 1997, provide the Company with greater sales penetration in the western United States and more efficient nationwide distribution capabilities. Beginning in December 1995, the Company substantially increased its sales to Latin America with the acquisition of U.S. Computer of North America, Inc. ("U.S. Computer"). As a result of this acquisition and the Company's increased focus on the region, net sales to Latin America have increased to $290.7 million or 45.0% of total net sales in fiscal 1997 from $14.3 million in fiscal 1994.

  The microcomputer products distribution industry has experienced significant growth that has exceeded that of the overall microcomputer industry as a result of the worldwide increase in the demand for microcomputer products coupled with vendors' increasing reliance on the distributor sales channel. Vendors, faced with declining unit prices and marketing to a large and varied end-user base, have increasingly turned to distributors to outsource a portion of their marketing, credit, delivery and technical support. Distributors can typically sell products to their reseller customer bases less expensively than vendors because distributors sell across multiple product lines and have lower cost structures streamlined exclusively for the distribution process.

  Dataquest Incorporated, a global market research firm ("Dataquest"), projects that demand for personal computers in the United States will increase to $129.3 billion in 2001 from $60.1 billion in 1996 and in Latin America will increase to $16.4 billion in 2001 from $6.3 billion in 1996, representing compound annual growth rates of 16.5% and 21.3%, respectively. Based on industry data, the personal computer penetration rate in the United States is projected to increase to 55.7% in 2000 from 34.7% in 1995, compared to Latin America, which is projected to increase to 5.0% in 2000 from 2.0% in 1995. While the microcomputer products distribution industry has experienced significant growth in recent years, the competitive environment has simultaneously become more intense, leading to accelerating industry consolidation and declining gross margins. As a result, the Company has placed greater emphasis on the conservative management of relative selling, general and administrative expenses to offset potential declines in operating margins.

  The Company's objectives are to strengthen its position as a leading microcomputer products distributor in the United States and Latin America and build upon its position as a wireless telephone products distributor in these regions by capitalizing on (i) its recently expanded scope of operations in the United States, and (ii) the expected growth in demand for microcomputer and wireless telephone products in the United States and Latin America. To achieve these objectives, the Company will employ the following strategies:

 . Continue to Add and Enhance Alliances with Core Vendors. The Company will continue to add new alliances and enhance existing alliances with leading microcomputer and wireless telephone products vendors. For example, in July 1997, the Company added Hewlett-Packard and Intel to its United States vendor base, both of which represent high profile marketing opportunities previously unavailable to the Company. The Company believes that the addition of Hewlett-Packard and Intel, in combination with its existing vendor lines, will lead to substantial marketing opportunities to its existing customer base and enhance the Company's ability to develop new customer relationships. Additionally, the Company believes that a strategy focused on core vendors results in more effective marketing of those vendors' products through greater sales force expertise and strengthens the Company's vendor relationships through increased purchases and sales. Accordingly, the Company has concentrated its efforts on approximately 125 vendors.

 . Further Penetrate Latin American Market. The Company will seek to further penetrate the Latin American market. The Company began distributing products to Latin America in December 1994 and believes it is well positioned to capitalize on the expected substantial growth in demand for personal computers in the region as a result of its existing relationships with Latin American customers and its ability to distribute core vendor products. The Company believes that its marketing approach focusing on customer relationships is well suited to the Latin American market, where business relationships are especially critical to market penetration. Recently, the Company opened a sales office in Bogota, Colombia to facilitate sales in this region and intends to add facilities elsewhere in Latin America.

 . Maintain Low Cost Operating Structure. The Company will strive to maintain a low cost operating structure by focusing on a variety of factors, including electronic commerce, sophisticated management information systems, centralized management, economies of scale in product purchasing, financing and working capital management, and stringent cost controls. Over the last four years, the Company has reduced selling, general and administrative expenses as a percentage of net sales to 3.7% in fiscal 1997 from 5.2% in fiscal 1993.

 . Grow Through Strategic Acquisitions. The Company will seek to grow through strategic acquisitions in order to (i) obtain new vendor lines, (ii) expand its geographic presence, and (iii) increase its sales force. The microcomputer products distribution industry continues to consolidate on a global basis driven by efficiency gains derived primarily through economies of scale. This trend has made growth through internal sources or by acquisitions imperative to maintaining competitiveness. In both the United States and Latin America, the Company generally seeks acquisition candidates that have strong, entrepreneurial management teams experienced in their local market who desire to continue operating their businesses, and that have core vendor lines and experienced salespeople. In order to reduce financial risk and enhance operational performance, the Company will seek to structure acquisitions with an earnout component based on the performance of the acquired company over a specified period, generally payable in shares of Common Stock or, at the election of the Company, in cash or a combination of cash and Common Stock. The Company offers its acquisition candidates the opportunity for financial liquidity, economies of scale and access to a broader product line with volume pricing.

                              RECENT DEVELOPMENTS

  As a result of a transaction with Globelle in June 1997, the Company has acquired the distribution rights for certain significant vendor lines in the United States, including Hewlett-Packard and Intel, and subsequently hired 36 experienced salespeople formerly with Globelle to benefit from their pre-existing customer relationships. In addition, the Company anticipates entering into additional authorized United States distributor agreements for other product lines previously sold by Globelle. Because the Globelle transaction was not an acquisition of a going business concern, management expects a transition period following the closing of that transaction during which the newly-hired former salespeople of Globelle and their respective customer base are acclimated to the Company's policies, procedures and product offerings and the inventory of new product lines is stocked at the Company's warehouses. The Globelle transaction affords the Company the opportunity to leverage a national sales presence with its strategically located national warehouses, thereby providing timely and efficient product distribution to its customers located anywhere in the United States. As a result of the Globelle transaction, the Company expects to incur one-time after tax start-up costs of approximately $900,000 during its first fiscal quarter ending September 30, 1997. This charge reflects the costs associated with hiring new salespeople, opening new sales offices and other related items. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

                                  THE OFFERING

Common Stock offered by the Company...............  3,000,000 shares
Common Stock to be outstanding after this Offer-   10,229,640 shares(1)
 ing..............................................
Use of proceeds................................... To reduce indebtedness under the Company's revolving credit agreement. See "Use of
                                                   Proceeds."
Nasdaq National Market symbol..................... SECX

- --------
(1) Does not include an aggregate of 2,124,799 shares of Common Stock reserved for issuance under various stock option and award plans and agreements. As of August 31, 1997, there were options outstanding exercisable within 60 days for an aggregate of 1,007,165 shares of Common Stock at a weighted average exercise price of $5.80 per share. See "Capitalization."

  The Company was incorporated in 1986 to continue the operations of the business of the Company's predecessor, Southern Electronics Distributors, Inc., which was engaged in the wholesale distribution of consumer electronics products. The Company's executive offices are located at 4916 North Royal Atlanta Drive, Atlanta, Georgia 30085 and its telephone number is (770) 491-8962.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               YEAR ENDED JUNE 30,
                                   --------------------------------------------
                                     1993     1994     1995     1996     1997
                                   -------- -------- -------- -------- --------
STATEMENT OF EARNINGS DATA:
Net sales......................... $249,472 $296,173 $398,753 $468,298 $646,336
Gross profit......................   26,350   24,191   28,205   29,461   38,899
Operating income..................   13,335    9,743    9,101    9,968   14,958
Net earnings......................    8,386    5,944    5,222    5,550    7,905
Net earnings per share............     1.13     0.81     0.74     0.76     1.04
Weighted average common shares
 outstanding......................    7,427    7,355    7,069    7,280    7,634

                                                              JUNE 30, 1997
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(1)
                                                         -------- --------------
BALANCE SHEET DATA:
Working capital......................................... $ 79,350    $ 79,350
Total assets............................................  197,329     197,329
Total debt..............................................   56,000      10,836
Stockholders' equity....................................   48,896      94,060

- --------
(1) Adjusted to reflect the sale of 3,000,000 shares of Common Stock offered hereby at an assumed price of $16.125 per share (based upon the last sale price per share on September 2, 1997 as reported on the Nasdaq National Market) and the application of the net proceeds therefrom.

                           FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), which represent the Company's expectations or beliefs, including, but not limited to, statements concerning sales of the Company's products and operating income. When used in this Prospectus, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "intend," "plan" and similar expressions are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that various factors, including the factors described under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as general economic conditions and industry trends, the level of acquisition opportunities available to the Company and the Company's ability to negotiate the terms of such acquisitions on a favorable basis, a dependence upon and/or loss of key vendors or customers, the loss of strategic product shipping relationships, customer demand, product availability, competition (including pricing and availability), concentrations of credit risks, distribution efficiencies, capacity constraints and technological difficulties could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event. New factors emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

ASSIMILATION OF RECENT AND FUTURE ACQUISITIONS

  As a result of a transaction with Globelle in June 1997, the Company has acquired the distribution rights for certain significant vendor lines in the United States and subsequently hired 36 experienced salespeople formerly with Globelle. Because the Globelle transaction was not an acquisition of a going business concern, management expects a transition period following the closing of that transaction during which the newly-hired former sales employees of Globelle and their respective customer base are acclimated to the Company's policies, procedures and product offerings and the inventory of new product lines is stocked at the Company's warehouses. As a result of the Globelle transaction, the Company expects to incur one-time after tax start-up costs of approximately $900,000 during its first fiscal quarter ending September 30, 1997. This charge reflects the costs associated with hiring new salespeople, opening new sales offices and other related items.

  The Company's management has determined that the Company will continue to pursue acquisition opportunities in the United States and in Latin America, both in the Company's existing lines of business as well as in complementary businesses. Acquisitions involve a number of risks including: the diversion of management's attention; the assimilation of the operations and personnel of the acquired companies; the ability to understand and sell newly acquired product lines; the assumption of potential liabilities, disclosed or undisclosed, associated with the businesses acquired, which liabilities may exceed the amount of indemnification available from the sellers; the risk that the financial and accounting systems utilized by the businesses acquired will not meet the Company's standards; the risk that the businesses acquired will not maintain the quality of services that the Company has historically provided; the potential adverse short-term effects on the Company's operating results; the dilutive effect on the use of the Company's Common Stock as consideration for the acquisition; the amortization of acquired intangible assets; and the inability to attract and retain qualified local management.

  There can be no assurance that the Company will consummate future acquisitions on satisfactory terms, that adequate financing will be available on favorable terms to the Company or, if any such acquisition should occur, that it will have a favorable effect on the Company and its business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Strategy."

COMPETITION; DECLINING MARGINS

  The microcomputer and wireless telephone products distribution industries are highly competitive, both in the United States and in Latin America. Competition in these industries is typically characterized by pricing pressures, product availability and potential obsolescence, speed and accuracy of delivery, effectiveness of sales and marketing programs, credit availability, ability to tailor specific solutions to customer needs, quality of product lines and services, and availability of technical support and product information. Additionally, the Company's ability to compete favorably is principally dependent upon its ability to control inventory and other operating costs, react timely and appropriately to short- and long-term trends, price competitively its products, increase its net sales and maintain economies of scale. The Company's competitors include regional, national and international microcomputer and wireless distributors, many of which have substantially greater technical, financial and other resources than the Company, as well as vendors that sell directly to resellers and large resellers that sell to other resellers. Major competitors include Ingram Micro, Inc., Merisel, Inc. and Tech Data Corporation in the United States and CHS Electronics, Inc. in Latin America. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Competition."

  Currently, the Company and its competitors are experiencing declining gross margins as a result of the highly competitive nature of the industry, which the Company expects to continue for the foreseeable future and which could have a material adverse effect on the Company's business, financial condition and results of operations.

RELIANCE ON CORE VENDORS

  The Company purchases goods from approximately 125 vendors and has negotiated favorable terms from certain vendors by purchasing a substantial volume of those vendors' products. In fiscal 1997, products purchased from Seagate, Hewlett-Packard and Maxtor accounted for 19.7%, 11.5% and 11.5%, respectively, of the Company's total purchases and the loss of any one of these three vendors could materially adversely affect the financial condition of the Company. There can be no assurance that the Company will be able to maintain its existing vendor relationships or secure additional vendors as needed. The Company's vendor relationships typically are non-exclusive and subject to annual renewal, terminable by either party on short notice, and contain territorial restrictions that limit the countries in which the Company is permitted to distribute the products. The loss of a major vendor, the deterioration of the Company's relationship with a major vendor, the loss or deterioration of vendor support for certain Company-provided services, the decline in demand for a particular vendor's product, or the failure of the Company to establish good relationships with major new vendors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Products and Vendors."

MANAGEMENT OF GROWTH

  The Company's recent growth has required it to make significant additions in personnel, has increased significantly the Company's working capital requirements, and has placed, and is expected to continue to place, significant demand on the Company's management, operating and financial systems and other resources. There can be no assurance that the pressures placed upon the Company's management, operating and financial systems and other resources will not have a material adverse effect on the Company's business, financial condition and result of operations. Nor can there be any assurance that the Company will be able to attract or retain sufficient personnel to continue the Company's growth strategies. The Company expects to continue to invest in its operations, including its financial and management information systems, and to increase its efforts to hire, retain, motivate and manage its employees, all of which may significantly increase the Company's operating expenses. There can be no assurance that the Company will be able to manage these expected by-products of growth and any failure by the Company to achieve and manage its growth as planned could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Strategy."

INTERNATIONAL SALES

  Approximately 45.0% of the Company's net sales in fiscal 1997 were derived from customers located in Latin America. Product distribution to the Latin American market historically has been serviced through the Company's Miami, Florida warehouse facility with sales denominated in United States dollars. The Company recently opened a sales office in Bogota, Colombia and anticipates having a local presence in certain other Latin American countries with sales from these facilities denominated in the respective currencies of those countries. Consequently, changes in the value of foreign currencies relative to the United States dollar could adversely affect the Company's financial condition and results of operation, and gains and losses on foreign exchange transactions could contribute to fluctuations of the Company's results of operations. When possible, the Company may engage in currency hedging transactions and certain other practices to reduce these risks. There can be no assurance that fluctuations in foreign currencies would not have an adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company's existing and planned international operations are subject to political and economic uncertainties, including, among other things, inflation, hyperinflation, risk of renegotiation or modification of existing agreements or arrangements with governmental authorities, transportation, tariffs, export controls, foreign exchange restrictions which limit the repatriation of investments and earnings therefrom, changes in taxation, hostilities and confiscation of property. Changes related to these matters could have a material adverse effect on the Company's business, financial condition and results of operations.

POSSIBLE NEED FOR ADDITIONAL CAPITAL TO FINANCE ACQUISITIONS

  The Company has grown through acquisitions and internal expansion, both of which have resulted in the need for significant amounts of capital. In order to continue its acquisition strategy, the Company may need to seek additional funding through public or private financing and may, when attractive sources of capital become available, elect to obtain capital in anticipation of such needs. Adequate funds for these purposes may not be available when needed or may not be available on terms favorable to the Company. If additional funds are raised by issuing equity securities, dilution to existing stockholders may result. If funding is insufficient, the Company may be required to delay, reduce the scope of or eliminate some or all of its expansion programs. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

DEPENDENCE ON INDEPENDENT SHIPPING COMPANIES

  The Company relies almost entirely on arrangements with independent shipping companies for the delivery of products to its United States customers. Currently United Parcel Service ("UPS"), Federal Express Corporation and Western Parcel Service, Inc. deliver the substantial majority of the Company's products to its United States customers. The Company estimates that 20.0% of net sales currently are shipped via UPS. Products distributed to the Latin American market are delivered to the foreign purchasers or their agents or representatives at the Company's Miami, Florida warehouse from which they are exported to Latin America.

  The termination of the Company's arrangements with one or more of its major independent shipping companies or the failure or inability of one or more of these independent shipping companies to deliver products from vendors to the Company or products from the Company to its resellers or their end-user customers could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the services of any of these independent shipping companies will continue to be available to the Company on terms as favorable as those currently available or that these companies will choose or be able to perform their required shipping services for the Company. In particular, the August 4, 1997 UPS employee work stoppage, had it continued over an extended period, could have had a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

  The Company believes it has benefited substantially from the active participation of its Chairman of the Board and Chief Executive Officer, Gerald Diamond. In addition to the Company's particular dependence on the services of Mr. Diamond, the Company is highly dependent on its ability to retain its current personnel and to continue to attract and retain other qualified personnel. The Company has entered into an employment agreement with Mr. Diamond expiring June 30, 2002 with automatic one year renewals upon the expiration of each year of employment under the employment contract. The Company's future operations could be materially adversely affected if, for any reason, the services of Mr. Diamond should cease or the Company is unable to attract and retain other qualified employees to meet the Company's needs. See "Management."

POTENTIAL QUARTERLY FLUCTUATIONS; SEASONALITY

  The Company may experience fluctuations in its net sales and net income on a quarterly basis as a result of many factors, including availability of vendor products and customer demand for those products, variables in the microcomputer and wireless telecommunications industries, in general, and the delayed production of sales following the closing of an acquisition as a result of the transition period necessary to acclimate newly hired employees and their respective customer base to the Company's policies, procedures and product offerings. The Company's sales currently are not subject to material seasonal fluctuations, although no assurance can be given that seasonal fluctuations will not develop, especially during the holiday seasons in the United States and Latin America. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Quarterly Data; Seasonality."

EFFECTS OF CHANGING TECHNOLOGY

  The microcomputer and wireless telecommunications industries are both subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause rapid obsolescence of inventory and corresponding valuation reductions in that inventory. Although the Company believes it has adequate price protection and other arrangements with its vendors to avoid bearing the costs associated with these changes, no assurance can be made that future technological or other changes will not have a material adverse effect on the business, financial condition or results of operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview " and "Business--Products and Vendors."

EFFECTS OF CHANGING METHODS OF DISTRIBUTION

  The methods by which microcomputer and wireless telephone vendors distribute their products are constantly evolving. Certain vendors have announced plans to sell their products directly to end-users, thereby by-passing the distributor channel altogether. Furthermore, several major vendors have announced they are considering strategies pursuant to which distributors like the Company may be required to provide additional value-added services such as basic product assembly and configuration of products prior to distributing these products to resellers. There can be no assurance that the Company will be able to establish assembly and configuration services satisfactory to its vendors' potential expectations, the failure of which could have a material adverse effect on the business, financial condition and results of operations of the Company.

SHARE PRICE VOLATILITY

  The market price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in the Company's results of operations, changes in earnings estimates by research analysts, conditions in the microcomputer and wireless telecommunications industries, or general market or economic conditions, among other factors. In addition, in recent years, the stock market has experienced extreme price and volume fluctuations, which often have been unrelated to the operating performance of particular companies. Such market fluctuations could materially adversely affect the market price for the Common Stock. In addition, any announcement with respect to any variance in the Company's revenue or earnings from levels generally expected by securities analysts for a given period could have an immediate and significant effect on the trading price of the Common Stock. See "Price Range of Common Stock."

CERTAIN ANTI-TAKEOVER PROVISIONS

  The Company has implemented a stockholder rights plan (the "Stockholder Rights Plan") pursuant to which each stockholder of record of the Company will be entitled to purchase a specified number of shares of Common Stock at a formula purchase price per share upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 12.0% or more of the outstanding shares of Common Stock of the Company or (ii) ten days following the commencement of a tender offer or an exchange offer that would result in a person or group of affiliated or associated persons beneficially owning 12.0% or more of such outstanding shares of Common Stock. The Company's Board of Directors also has the authority to issue 129,500 shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative rights without any further corporate action by the Company's stockholders. The issuance of either or both Common Stock under the Stockholder Rights Plan and preferred stock could dilute the voting power of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The foregoing provisions and certain other provisions in the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and Amended and Restated By-Laws (the "By-Laws"), as well as Delaware law, could operate in a manner that could discourage or render more difficult a takeover of the Company or the removal of management or negatively affect the amount certain investors may be willing to pay in the future for shares of Common Stock. See "Principal Stockholders" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market after this Offering, including sales pursuant to Rule 144 promulgated under the Securities Act, or otherwise, or the perception that such sales could occur, may adversely affect the market price of the Company's Common Stock. Upon completion of this Offering, the Company will have 10,229,640 shares of Common Stock outstanding (10,679,640 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, all of the 3,000,000 shares sold in this Offering (plus an additional 450,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act. Of the remaining 7,229,640 shares, 1,159 shares are deemed "restricted shares" under Rule 144 because they were originally issued and sold by the Company in private transactions in reliance upon exemptions under the Securities Act and have not been registered for resale under the Securities Act. Of those shares, 283 shares are held by persons deemed "affiliates" of the Company as such term is defined in Rule 144 and 876 shares are held by persons who are not deemed affiliates of the Company. The restricted shares may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration such as the exemption provided by Rule 144 under the Securities Act. Of the restricted shares, all of the shares held by non-affiliates are eligible for immediate resale under the provisions of Rule 144(k) under the Securities Act. An aggregate of 992,344 shares (inclusive of 504,328 shares registered for resale under the Securities Act) held by executive officers, directors and certain stockholders are subject to lock-up agreements that prohibit their resale prior to 90 days from the date of this Prospectus without the prior consent of A.G. Edwards & Sons, Inc. and thereafter may be sold subject to the provisions of Rule 144 or the resale registration statement, as the case may be. Accordingly, the 9,237,296 shares of Common Stock (9,687,296 shares if the Underwriters' over-allotment option is exercised in full) not held by affiliates, not subject to the lock-up agreements and otherwise registered may be freely tradeable. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

  The net proceeds to the Company (after deducting the underwriting discount and estimated offering expenses) from the sale of 3,000,000 shares of Common Stock offered hereby, assuming a public offering price of $16.125 per share (based upon the last sale price per share on September 2, 1997 as reported on the Nasdaq National Market), are estimated to be approximately $45.2 million ($52.0 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds of the Offering to repay outstanding indebtedness under its $100.0 million revolving credit facility with its lenders, which expires on August 13, 2000 (the "Credit Agreement"). At August 31, 1997, $55.1 million principal and accrued and unpaid interest were outstanding under the Credit Agreement at a weighted average interest rate of 8.57% per annum. This indebtedness was incurred, in part, to finance the Globelle transaction. Pending such use, the net proceeds of the Offering will be invested in short-term, investment grade, interest-bearing securities. The Company expects that the additional availability under its Credit Agreement following completion of this Offering will enable the Company to take greater advantage of vendor discounts for early payment, special vendor pricing and buying opportunities, and potential acquisitions. At the present time, the Company has not entered into binding agreements with respect to certain contemplated acquisitions of similar or complementary businesses and no assurance can be given that any such acquisitions will be consummated or when additional acquisitions will occur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. Future policy with respect to payment of dividends on the Common Stock will be determined by the Board of Directors based upon conditions then existing, including the Company's earnings and financial condition, capital requirements and other relevant factors. SED International, the earnings of which would be the primary source of any dividend payments, and the Company are parties to the Credit Agreement which contains certain financial covenants that may impact the Company's ability to pay dividends, should it choose to do so. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

  The following table sets forth the range of high and low sale prices per share for the Company's Common Stock as reported by the Nasdaq National Market, where the stock trades under the symbol "SECX," for the periods indicated.

   FISCAL YEAR PERIOD                                               HIGH   LOW
   ----------- ------                                              ------ ------
    1996       First Quarter.....................................  $ 6.50 $ 5.00
               Second Quarter....................................    6.25   4.63
               Third Quarter.....................................    6.25   4.75
               Fourth Quarter....................................    6.88   5.00
    1997       First Quarter.....................................  $ 9.50 $ 5.38
               Second Quarter....................................   12.63   8.50
               Third Quarter.....................................   12.50   7.81
               Fourth Quarter....................................   13.38   8.25
    1998       First Quarter (through September 2, 1997).........  $16.25 $12.75

  On September 2, 1997, the last sale price of the Common Stock as reported on the Nasdaq National Market was $16.125 per share. As of August 31, 1997, there were 193 holders of record of the Common Stock. Management of the Company believes that there are in excess of 400 beneficial holders of Common Stock.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of June 30, 1997 and as adjusted to reflect the sale by the Company of 3,000,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus:

                                                             JUNE 30, 1997
                                                          ---------------------
                                                                        AS
                                                           ACTUAL   ADJUSTED(1)
                                                          --------  -----------
                                                             (IN THOUSANDS)
Total debt(2)............................................ $ 56,000   $ 10,836
                                                          --------   --------
Stockholders' equity:
 Preferred stock, $1.00 par value; 129,500 shares
  authorized,
  none issued............................................      --         --
 Common Stock, $.01 par value; 25,000,000 shares
  authorized,
  7,522,786 (actual) and 10,522,786 (as adjusted) shares
  issued(3)..............................................       75        105
 Additional paid-in capital..............................   12,719     57,853
 Retained earnings.......................................   39,095     39,095
 Treasury stock at cost, 325,590 shares..................   (2,715)    (2,715)
 Prepaid compensation--stock awards......................     (278)      (278)
                                                          --------   --------
  Total stockholders' equity.............................   48,896     94,060
                                                          --------   --------
   Total capitalization.................................. $104,896   $104,896
                                                          ========   ========

- --------
(1) Assumes an offering price of $16.125 per share (based upon the last sale price per share on September 2, 1997 as reported on the Nasdaq National Market).
(2) Total debt represents solely borrowings under the Company's Credit Agreement. See Note 4 to the Company's Consolidated Financial Statements.
(3) Excludes 1,575,322 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $6.47 per share and 199,477 additional shares reserved for issuance under the Company's stock option and award plans and agreements as of August 31, 1997. The Board of Directors has recommended for stockholder approval at its Annual Meeting of Stockholders to be held November 11, 1997 an increase in the authorized number of shares of Common Stock to 100 million shares and the 1997 Stock Option Plan under which 350,000 shares of Common Stock will be reserved for issuance. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The selected consolidated financial data for each of the last five fiscal years ended June 30, 1997 set forth below have been derived from the Company's audited Consolidated Financial Statements. The following data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto appearing elsewhere herein, as well as "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                                               YEAR ENDED JUNE 30,
                                   --------------------------------------------
                                     1993     1994     1995     1996     1997
                                   -------- -------- -------- -------- --------
STATEMENT OF EARNINGS DATA:
Net sales......................... $249,472 $296,173 $398,753 $468,298 $646,336
Cost of sales.....................  223,122  271,982  370,548  438,837  607,437
                                   -------- -------- -------- -------- --------
Gross profit......................   26,350   24,191   28,205   29,461   38,899
Selling, general and
 administrative expenses..........   13,015   14,448   19,104   19,493   23,941
                                   -------- -------- -------- -------- --------
Operating income..................   13,335    9,743    9,101    9,968   14,958
Interest expense, net.............       20      193      688      902    2,128
                                   -------- -------- -------- -------- --------
Earnings before income taxes......   13,315    9,550    8,413    9,066   12,830
Income taxes......................    4,929    3,606    3,191    3,516    4,925
                                   -------- -------- -------- -------- --------
Net earnings...................... $  8,386 $  5,944 $  5,222 $  5,550 $  7,905
                                   ======== ======== ======== ======== ========
Net earnings per share............ $   1.13 $   0.81 $   0.74 $   0.76 $   1.04
Weighted average common shares
 outstanding......................    7,427    7,355    7,069    7,280    7,634
                                                     JUNE 30,
                                   --------------------------------------------
                                     1993     1994     1995     1996     1997
                                   -------- -------- -------- -------- --------
BALANCE SHEET DATA:
Working capital................... $ 20,099 $ 25,489 $ 41,355 $ 40,496 $ 79,350
Total assets......................   56,290   65,572   87,375  131,305  197,329
Total debt(1).....................    9,258      --    11,500   10,610   56,000
Stockholders' equity..............   23,281   29,348   34,633   41,650   48,896

- --------
(1)Represents solely borrowings under the Company's Credit Agreement.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company and the Notes thereto and the Selected Consolidated Financial Data included elsewhere in this Prospectus. Historical operating results are not necessarily indicative of trends in operating results for any future period.

OVERVIEW

  The Company is a leading international distributor of microcomputer products, including personal computers, printers and other peripherals and networking products throughout the United States and Latin America. The Company believes it is the fourth largest microcomputer products distributor in the United States, where it recently has expanded its vendor lines, sales force and warehouse locations, and a leading microcomputer products distributor to Latin America, one of the fastest growing markets in the world for personal computers. Over the past two years, the Company has transformed itself from a regional United States distributor into an international distributor with leading brand name vendor lines, a nationwide presence in the United States and a leadership position in Latin America. In fiscal 1997, the Company's net sales to customers in the United States represented approximately 55.0% of total net sales and net sales for export to Latin America represented approximately 45.0% of total net sales. Net sales of microcomputer products generated approximately 91.0% of total net sales and wireless telephone products represented the remaining 9.0% for fiscal 1997.

  While the microcomputer products distribution industry has experienced significant growth in recent years, the competitive environment has simultaneously become more intense, leading to accelerating industry consolidation and declining gross margins. As a result, the Company has placed greater emphasis on the conservative management of relative selling, general and administrative expenses to offset potential declines in operating margins. Over the last four fiscal years, the Company has reduced selling, general and administrative expenses as a percentage of net sales to 3.7% in fiscal 1997 from 5.2% in fiscal 1993. Although the Company has successfully controlled these expenses as a percentage of net sales over the last four fiscal years, there can be no assurance that it will be able to do so in the future. The Company also anticipates some quarterly fluctuations in these expenses from the transition period following the closing of future business acquisitions, both in the United States and in Latin America.

  As a result of a transaction with Globelle in June 1997, the Company has acquired the distribution rights for certain significant vendor lines in the United States, including Hewlett-Packard and Intel, and subsequently hired 36 experienced salespeople formerly with Globelle to benefit from their pre-existing customer relationships. In addition, the Company anticipates entering into additional authorized United States distributor agreements for other product lines previously sold by Globelle. Because the Globelle transaction was not an acquisition of a going business concern, management expects a transition period following the closing of that transaction during which the newly-hired former salespeople of Globelle and their respective customer base are acclimated to the Company's policies, procedures and product offerings and the inventory of new product lines is stocked at the Company's warehouses. The Globelle transaction affords the Company the opportunity to leverage a national sales presence with its strategically located national warehouses, thereby providing timely and efficient product distribution to its customers located anywhere in the United States. As a result of the Globelle transaction, the Company expects to incur one-time after tax start-up costs of approximately $900,000 during its first fiscal quarter ending September 30, 1997. This charge reflects the costs associated with hiring new salespeople, opening new sales offices and other related items.

  Beginning in December 1995, the Company substantially increased its sales to Latin America with the acquisition of U.S. Computer. As a result of this acquisition and the Company's increased focus on the region, sales to Latin America have increased to $290.7 million or 45.0% of total net sales in fiscal 1997 from $14.3 million in fiscal 1994. Gross margins for sales to Latin America generally are lower than those in the United States primarily due to lower product prices required to absorb additional costs from a relatively more layered distribution channel. Selling, general and administrative expenses as a percentage of net sales, however, generally are lower primarily due to larger average customer orders resulting in fewer Company resources required for customer support. The Company's resulting operating margins for sales to Latin America generally are similar to those in the United States.

  The Company derives all of its operating income and cash flow from SED International, which is organized in and operates from the United States. Consequently, all purchases and sales of inventory are in United States dollars. As the Company expands internationally to establish an in-country presence throughout Latin America, the Company may begin buying and selling inventory using locally denominated currencies. The use of foreign currencies could subject the Company to the risk of currency fluctuations, which the Company may seek to limit through hedging activities.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods presented, the percentage of net sales represented by certain items in the Company's Consolidated Statements of Earnings:

                                                             YEAR ENDED JUNE
                                                                   30,
                                                            -------------------
                                                            1995   1996   1997
                                                            -----  -----  -----
Net sales.................................................. 100.0% 100.0% 100.0%
Cost of sales, including buying and occupancy expenses.....  92.9   93.7   94.0
                                                            -----  -----  -----
Gross profit...............................................   7.1    6.3    6.0
Selling, general and administrative expenses...............   4.8    4.2    3.7
                                                            -----  -----  -----
Operating income...........................................   2.3    2.1    2.3
Interest expense, net......................................   0.2    0.2    0.3
                                                            -----  -----  -----
Earnings before income taxes...............................   2.1    1.9    2.0
Income taxes...............................................   0.8    0.7    0.8
                                                            -----  -----  -----
Net earnings...............................................   1.3%   1.2%   1.2%
                                                            =====  =====  =====

 Fiscal 1997 Compared to Fiscal 1996

  Net sales increased 38.0%, or $178.0 million, to $646.3 million in fiscal 1997 compared to $468.3 million in fiscal 1996. This growth resulted from an increase in both United States net sales and net sales to customers for export principally into Latin America. Net sales in the United States increased approximately 19.8%, or $58.8 million, to $355.6 million in fiscal 1997 compared to $296.8 million in fiscal 1996, primarily due to increased sales of mass storage products. Net sales for export increased 69.5%, or $119.2 million, to $290.7 million in fiscal 1997 compared to $171.5 million in fiscal 1996, primarily due to the December 1995 acquisition of U.S. Computer and the Company's increased focus on Latin America. Sales of microcomputer products represented approximately 91.0% of the Company's fiscal 1997 net sales compared to 91.7% for fiscal 1996. Sales of wireless telephone products accounted for approximately 9.0% of the Company's fiscal 1997 net sales compared to 8.3% for fiscal 1996.

  Gross profit increased 32.0%, or $9.4 million, to $38.9 million in fiscal 1997 compared to $29.5 million in fiscal 1996. Gross profit as a percentage of net sales decreased to 6.0% in fiscal 1997 from 6.3% in fiscal 1996. The dollar increase in gross profit relates directly to the increase in net sales. The decrease in the gross profit percentage was primarily due to continued highly competitive pricing and a higher proportion of total net sales for export.

  Selling, general and administrative expenses increased 22.8%, or $4.4 million, to $23.9 million in fiscal 1997, compared to $19.5 million in fiscal 1996. These expenses as a percentage of net sales decreased to 3.7% in fiscal 1997 compared to 4.2% in fiscal 1996. The dollar increase in these expenses was primarily due to increased salaries and commissions for salespeople and expanded sales and distribution facilities. The percentage decrease in these expenses was primarily due to the Company's ability to control variable costs over a larger sales base and a greater proportion of the Company's business derived from Latin America, which generally has lower selling, general and administrative expenses than in the United States.

  Net interest expense increased 135.9%, or $1.2 million, to $2.1 million in fiscal 1997 compared to $902,000 in fiscal 1996. Interest expense as a percentage of net sales increased to 0.3% in fiscal 1997 compared to 0.2% in fiscal 1996. The increase in interest expense was primarily due to borrowing costs associated with funding increased levels of working capital.

  Income tax expense was recorded at an effective annual rate of 38.4% in fiscal 1997 compared to 38.8% in fiscal 1996. The decrease in the effective rate in fiscal 1997 relates primarily to slightly lower state income taxes net of federal income tax benefit, offset by slightly higher non-deductible goodwill amortization expense.

 Fiscal 1996 Compared to Fiscal 1995

  Net sales increased 17.4%, or $69.5 million, to $468.3 million in fiscal 1996 compared to $398.8 million in fiscal 1995. This growth resulted from an increase in net sales for export principally into Latin America, offset by a decrease in United States net sales. United States net sales decreased 5.7%, or $18.0 million, to $296.8 million in fiscal 1996 compared to $314.8 million in fiscal 1995, primarily due to a temporary industry shortage of certain disk drive products. Net sales for export increased 104.2%, or $87.5 million, to $171.5 million in fiscal 1996 compared to $84.0 million in fiscal 1995, primarily as a result of the December 1995 acquisition of U.S. Computer. Sales of microcomputer products represented approximately 91.7% of the Company's fiscal 1996 net sales compared to 90.9% for fiscal 1995. Sales of wireless telephone products accounted for approximately 8.3% of the Company's fiscal 1996 net sales compared to 9.1% for fiscal 1995.

  Gross profit increased 4.5%, or $1.3 million, to $29.5 million in fiscal 1996, compared to $28.2 million in fiscal 1995. Gross profit as a percentage of net sales decreased to 6.3% in fiscal 1996 from 7.1% in fiscal 1995. The dollar increase in gross profit relates directly to the increase in net sales. The decrease in the gross profit percentage was primarily due to continued highly competitive pricing and a significantly higher proportion of total net sales for export.

  Selling, general and administrative expenses increased 2.0%, or $389,000 to $19.5 million in fiscal 1996 compared to $19.1 million in fiscal 1995. These expenses as a percentage of net sales decreased to 4.2% in fiscal 1996 compared to 4.8% in fiscal 1995. The dollar increase in these expenses was primarily due to increased salaries and commissions for salespeople. The percentage decrease in these expenses was primarily due to the Company's ability to control variable costs over a larger sales base and a greater proportion of the Company's business derived from Latin America, which generally has lower selling, general and administrative expenses than in the United States.

  Net interest expense increased 31.1%, or $214,000, to $902,000 in fiscal 1996 compared to $688,000 in fiscal 1995. Net interest expense as a percentage of net sales was 0.2% for both fiscal 1996 and fiscal 1995. The dollar increase in interest expense was primarily due to borrowing costs associated with funding increased levels of working capital.

  Income tax expense was recorded at an effective annual rate of 38.8% in fiscal 1996 compared to 37.9% in fiscal 1995. The increase in the fiscal 1996 effective rate relates primarily to non-deductible goodwill amortization expense resulting from the Company's December 1995 acquisition of U.S. Computer.

QUARTERLY DATA; SEASONALITY

  The following table sets forth certain unaudited quarterly historical consolidated financial data for each of the Company's last eight fiscal quarters ended June 30, 1997. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the selected quarterly information. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The operating results for any quarter shown are not necessarily indicative of results for any future period.

                                                                QUARTER ENDED
                         -------------------------------------------------------------------------------------------
                         SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30,
                             1995          1995       1996      1996       1996          1996       1997      1997
                         ------------- ------------ --------- -------- ------------- ------------ --------- --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............   $109,993      $101,865   $117,261  $139,179   $160,114      $153,286   $165,168  $167,768
Gross profit............      6,608         6,859      7,440     8,554      9,001         9,840      9,857    10,201
Operating income........      1,901         2,345      2,619     3,103      3,302         3,581      4,014     4,061
Net earnings............      1,010         1,354      1,469     1,717      1,818         1,945      2,010     2,132
Earnings per share......       0.14          0.19       0.20      0.23       0.24          0.25       0.27      0.28

  Although the Company does not presently experience any material quarterly seasonality for its sales, the Company anticipates some seasonality in net sales and net income occurring within the second and third fiscal quarters as a result of increased holiday sales during those periods, especially with respect to sales to Latin America.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's liquidity requirements arise primarily from the funding of working capital needs, including inventories and trade accounts receivable. Historically, the Company has financed its liquidity needs largely through internally generated funds, borrowings under its credit agreement and vendor lines of credit. The Company derives all of its operating income and cash flow from its subsidiary and relies on payments from its subsidiary to generate the funds necessary to meet its obligations. As the Company pursues its growth strategy and acquisition opportunities both in the United States and in Latin America, management believes that exchange controls in certain countries may limit the ability of the Company's present and future subsidiaries in those countries to make payments to the Company.

  Operating activities used $29.0 million, provided $2.2 million, and used $10.0 million of cash in fiscal 1997, 1996 and 1995, respectively. The use of cash in fiscal 1997 resulted primarily from increases of $12.5 million in accounts receivable and $40.3 million in inventory partially offset by net earnings of $7.9 million and a $12.6 million increase in accounts payable. The source of cash in fiscal 1996 resulted primarily from net earnings of $5.6 million and a $27.4 million increase in accounts payable, offset by increases of $15.9 million in accounts receivable and $17.8 million in inventory. The use of cash in fiscal 1995 resulted primarily from increases of $7.7 million in accounts receivable and $14.7 million in inventory partially offset by net earnings of $5.2 million and a $4.5 million increase in accounts payable.

  Investing activities used $15.5 million, $1.4 million and $1.5 million of cash in fiscal 1997, 1996 and 1995, respectively. The significant use of cash in fiscal 1997 was primarily for the purchase of certain distribution rights and equipment from Globelle for $13.0 million. The remaining use of cash in fiscal 1997, as well as the use of cash in fiscal 1996 and 1995 was primarily due to the upgrade of the Company's computer and telephone systems as well as the expansion of warehouse and other facilities in each year.

  Financing activities provided $44.6 million, used $882,000 and provided $11.5 million of cash in fiscal 1997, 1996 and 1995, respectively. These activities related primarily to borrowings and repayments under the Company's revolving credit facility then in effect. Additionally, in fiscal 1997 the Company repurchased 200,000 shares of Common Stock for approximately $1.3 million in an open market transaction under a stock buy-back program previously authorized by the Board of Directors.

  The Company and SED International are parties to the Credit Agreement, which provides for a secured line of credit of $100.0 million. The Company may borrow at the prime rate offered by Wachovia Bank, N.A. (8.50% at August 31, 1997) or the Company may fix the interest rate for periods of 30 to 180 days under various interest rate options. The Credit Agreement requires a commitment fee of 0.25% of the unused commitment. The Credit Agreement is secured by accounts receivable and inventory and requires maintenance of certain minimum working capital and other financial ratios and has certain dividend restrictions. The Credit Agreement expires in August 2000. At August 31, 1997, the Company had principal borrowings of $55.0 million under the Credit Agreement at a weighted average interest rate of 8.57% per annum. Average borrowings, maximum borrowings and the weighted average interest rate for fiscal 1997 were $28.7 million, $56.0 million and 7.60%, respectively. The Company intends to use the net proceeds of the Offering to repay outstanding indebtedness under the Credit Agreement. See "Use of Proceeds."

  Management believes that the Credit Agreement, as amended, together with vendor lines of credit and internally generated funds, will be sufficient to satisfy its working capital needs during fiscal 1998. The Credit Agreement permits up to $30.0 million to be borrowed for the purpose of financing acquisitions, subject to a limitation of $15.0 million for any one acquisition, and further subject to compliance with the other terms of the Credit Agreement.

INFLATION AND PRICE LEVELS

  Inflation has not had a significant impact on the Company's business because of the typically decreasing costs of products sold by the Company. The Company also receives vendor price protection for a significant portion of its inventory. In the event a vendor reduces its prices for goods purchased by the Company prior to the Company's sale of such goods, the Company generally has been able either to receive a credit from the vendor for the price differential or to return the goods to the vendor for a credit against the purchase price. As the Company pursues its growth strategy to acquire businesses and assets in foreign countries, the Company may operate in certain countries that have experienced high rates of inflation and hyperinflation. At this time, management does not expect that inflation will have a material impact on the Company's business in the immediate future.

                                   BUSINESS

OVERVIEW

  The Company is a leading international distributor of microcomputer products, including personal computers, printers and other peripherals and networking products throughout the United States and Latin America. The Company offers a broad inventory of more than 3,500 products from approximately 125 vendors, including such market leaders as Seagate, Hewlett-Packard, Maxtor, Samsung, 3Com, Intel, Creative Labs, Acer, Canon, Epson, IBM and Novell, to an active base of over 12,000 reseller customers through a dedicated and highly motivated sales force. The Company believes it is the fourth largest microcomputer products distributor in the United States, where it recently has expanded its vendor lines, sales force and warehouse locations, and a leading microcomputer products distributor to Latin America, one of the fastest growing markets in the world for personal computers. The Company distributes products in the United States from its strategically located warehouses in Atlanta, Georgia, Miami, Florida and City of Industry, California, while servicing Latin America from its Miami facility. The Company's net sales increased to $646.3 million in fiscal 1997 from $398.8 million in fiscal 1995, and its net earnings increased to $7.9 million in fiscal 1997 from $5.2 million in fiscal 1995, representing compound annual growth rates of 27.3% and 23.0%, respectively.

  The Company also distributes wireless telephone products in the United States and to Latin America. The Company is a direct distributor of wireless telephone products for OKI Telecom and an indirect distributor for other leading wireless telephone product vendors such as Motorola, Ericsson, Nokia and NEC. In fiscal 1997, the Company's net sales of microcomputer products generated approximately 91.0% of the Company's total net sales and wireless telephone products represented the remaining 9.0%.

  Over the past two years, the Company has transformed itself from a regional United States distributor into an international distributor with leading brand name vendor lines, a nationwide presence in the United States and a leadership position in Latin America. As a result of a transaction with Globelle in June 1997, the Company acquired the distribution rights for certain significant vendor lines in the United States including Hewlett-Packard and Intel, and subsequently hired 36 experienced salespeople formerly with Globelle. The addition of brand name vendor lines and salespeople, coupled with the opening of a warehouse facility in California in May 1997, provide the Company with greater sales penetration in the western United States and more efficient nationwide distribution capabilities. Beginning in December 1995, the Company substantially increased its sales to Latin America with the acquisition of U.S. Computer. As a result of this acquisition and the Company's increased focus on the region, net sales to Latin America have increased to $290.7 million or 45.0% of total net sales in fiscal 1997 from $14.3 million in fiscal 1994.

INDUSTRY

  The worldwide microcomputer products distribution channel consists of vendors, which sell to distributors, resellers and end-users; distributors, which sell to resellers; and resellers, which sell to other resellers and to end-users. Distributors, like the Company, generally purchase a wide range of products in bulk directly from vendors and, in turn, sell them in small quantities to a relatively large number of resellers. The microcomputer products distribution industry has experienced significant growth that has exceeded that of the overall microcomputer industry as a result of the worldwide increase in the demand for microcomputer products coupled with vendors' increasing reliance on the distributor sales channel.

  Vendors, faced with declining unit prices and marketing to a large and varied end-user base, have increasingly turned to distributors to outsource a portion of their marketing, credit, delivery and technical support. Such outsourcing enables vendors to maximize their returns on invested capital by focusing on their core competencies of product development, manufacturing and marketing. Distributors can typically sell products to their reseller customer bases less expensively than vendors because they sell across multiple product lines and have lower cost structures streamlined exclusively for the distribution process. Additionally, the distributors' reseller customer base increasingly has relied on the distributor network for their working capital needs of inventory management and credit to finance their purchases due to the increasing complexity, shorter life cycle and larger number of products sold through the distribution channel and to the general inability of resellers to establish direct cost-effective relationships with vendors.

  In the early 1990s, the United States microcomputer industry moved toward open sourcing pursuant to which vendors authorized multiple distributors to sell to resellers on equal terms rather than relying on exclusive relationships. As a result, the competitive nature of the industry has become more intense, leading to accelerating industry consolidation and declining gross margins. To address this trend toward open sourcing, the Company has placed greater emphasis on the conservative management of relative selling, general and administrative expenses to offset potential declines in operating margins. The Company believes that this trend will continue on a worldwide basis and lead to further consolidation within the industry, and that those firms best positioned with their vendor and reseller constituencies and which have access to a broad assortment of leading products, low cost structures and well-developed internal systems are most likely to prevail.

  Dataquest projects that the demand for personal computers at the factory revenue level in the United States will increase at a compound annual growth rate of 16.5% over the next five years, increasing to $129.3 billion in 2001 from $60.1 billion in 1996. A significant portion of the Company's net sales are to the emerging market of Latin America, a region where the Company believes the market for its products is relatively fragmented, less mature and more rapidly growing than in the United States. Dataquest projects that the demand for personal computers at the factory revenue level in Latin America will increase at a compound annual growth rate of 21.3% over the next five years, increasing to $16.4 billion in 2001 from $6.3 billion in 1996. Based on industry data, the personal computer penetration rate in Latin America is projected to increase to 5.0% in 2000 from 2.0% in 1995 compared to the United States, which is projected to increase to 55.7% in 2000 from 34.7% in 1995.

  In fiscal 1997, 9.0% of the Company's net sales were from wireless telephone products. The worldwide wireless telephone products industry has experienced significant growth as a result of increased access to wireless coverage combined with declining hardware and connection charges. While the wireless telephone products industry is characterized by substantially fewer vendors and distributors than the microcomputer products industry, the Company believes that the distribution process for these products is otherwise similar to that for microcomputer products. Based on industry data, the number of wireless subscribers in the United States and Latin America is projected to increase at compound annual growth rates of 20.0% and 58.1%, respectively, to
90.5 million and 25.0 million in 2000 from 43.6 million and 4.0 million in 1996. Additionally, the wireless telephone penetration rate in the United States is projected to increase to 33.3% in 2000 from 16.6% in 1996 and in Latin America is projected to increase to approximately 6.0% in 2000 from less than 1.0% in 1996.

STRATEGY

  The Company's objectives are to strengthen its position as a leading microcomputer products distributor in the United States and Latin America and build upon its position as a wireless telephone products distributor in these regions by capitalizing on (i) its recently expanded scope of operations in the United States, and (ii) the expected growth in demand for microcomputer and wireless telephone products in the United States and Latin America. To achieve these objectives, the Company will employ the following strategies:

 . Continue to Add and Enhance Alliances with Core Vendors. The Company will continue to add new alliances and enhance existing alliances with leading microcomputer and wireless telephone products vendors. For example, in July 1997, the Company added Hewlett-Packard and Intel to its United States vendor base, both of which represent high profile marketing opportunities previously unavailable to the Company. The Company believes that the addition of Hewlett-Packard and Intel, in combination with its existing vendor lines, will lead to substantial marketing opportunities to its existing customer base and enhance the Company's ability to develop new customer relationships. Additionally, the Company believes that a strategy focused on core vendors results in more effective marketing of those vendors' products through greater sales force expertise and strengthens the Company's vendor relationships through increased purchases and sales. Accordingly, the Company has concentrated its efforts on approximately 125 vendors.

 . Further Penetrate Latin American Market. The Company will seek to further penetrate the Latin American market. The Company began distributing products to Latin America in December 1994 and believes it is well positioned to capitalize on the expected substantial growth in demand for personal computers in the region as a result of its existing relationships with Latin American customers and its ability to distribute core vendor products. The Company believes that its marketing approach focusing on customer relationships is well suited to the Latin American market, where business relationships are especially critical to market penetration. Recently, the Company opened a sales office in Bogota, Colombia to facilitate sales in this region and intends to add facilities elsewhere in Latin America.

 . Maintain a Low Cost Operating Structure. The Company will strive to maintain a low cost operating structure by focusing on a variety of factors, including electronic commerce, sophisticated management information systems, centralized management, economies of scale in product purchasing, financing and working capital management, and stringent cost controls. Over the last four years, the Company has reduced selling, general and administrative expenses as a percentage of net sales to 3.7% in fiscal 1997 from 5.2% in fiscal 1993.

 . Grow Through Strategic Acquisitions. The Company will seek to grow through strategic acquisitions in order to (i) obtain new vendor lines, (ii) expand its geographic presence, and (iii) increase its sales force. The microcomputer products distribution industry continues to consolidate on a global basis driven by efficiency gains derived primarily through economies of scale. This trend has made growth through internal sources or by acquisitions imperative to maintaining competitiveness. In both the United States and Latin America, the Company generally seeks acquisition candidates that have strong, entrepreneurial management teams experienced in their local market who desire to continue operating their businesses, and that have core vendor lines and experienced salespeople. In order to reduce financial risk and enhance operational performance, the Company will seek to structure acquisitions with an earnout component based on the performance of the acquired company over a specified period, generally payable in shares of Common Stock or, at the election of the Company, in cash or a combination of cash and Common Stock. The Company offers its acquisition candidates the opportunity for financial liquidity, economies of scale and access to a broader product line with volume pricing.

PRODUCTS AND VENDORS

  The Company offers its customers a broad inventory of more than 3,500 products from approximately 125 vendors, including such market leaders as Seagate, Hewlett-Packard, Maxtor, Samsung, 3Com, Intel, Creative Labs, Acer, Canon, Epson, IBM and Novell. The Company is a direct distributor of wireless telephone products for OKI Telecom and an indirect distributor for other leading wireless telephone product vendors such as Motorola, Ericsson, Nokia and NEC. Microcomputer related products accounted for $588.4 million or 91.0% of the Company's net sales for fiscal 1997, which included sales of mass storage products, printers and other imaging products, microprocessing and memory chips, monitors, modems, networking products, notebook and personal computers and accessories. Approximately $58.0 million or 9.0% of the Company's net sales for fiscal 1997 consisted of wireless telephone products such as handheld cellular telephones and accessories. The Company continually evaluates its product mix and inventory levels and maintains flexibility by adjusting its product offerings based on demand. The Company's vendors generally warrant the products distributed by the Company and allow the return of defective products.

  Generally, the Company's authorized distributor agreements with its microcomputer and wireless telephone products vendors permit the Company to sell these vendors' products in the United States and in designated countries in Latin America. The Company will continue to seek to expand the geographical scope of its distributor arrangements, which may include acquiring or partnering with companies that already have the distribution rights of a particular vendor in a specified country.

  As a distributor, the Company incurs the risk that the value of its inventory will be affected by industry-wide forces. Rapid technological change is commonplace in the microcomputer and wireless industries and can quickly diminish the marketability of certain items, whose functionality and demand decline with the appearance of new products. These changes, coupled with price reductions by vendors, may cause rapid obsolescence of inventory and corresponding valuation reductions in that inventory. Accordingly, the Company seeks provisions in its vendor agreements common to industry practice which provide price protections or credits for declines in inventory value and the right to return unsold inventory. No assurance can be given, however, that the Company can negotiate such provisions in each of its contracts or that such industry practice will continue.

  The Company purchases goods from approximately 125 vendors and has negotiated favorable terms from certain vendors by purchasing a substantial volume of those vendors' products. In fiscal 1997, products purchased from Seagate, Hewlett-Packard and Maxtor accounted for 19.7%, 11.5% and 11.5%, respectively, of the Company's total purchases and the loss of any one of these three vendors could materially adversely affect the financial condition of the Company. The Company expects that the percentage of goods purchased from Hewlett-Packard will increase for fiscal 1998 as a result of the acquisition of distribution rights for certain Hewlett-Packard products in the United States in June 1997. There can be no assurance that the Company will be able to maintain its existing vendor relationships or secure additional vendors as needed. The Company's vendor relationships typically are non-exclusive and subject to annual renewal, terminable by either party on short notice, and contain territorial restrictions that limit the countries in which the Company is permitted to distribute the products. The loss of a major vendor, the deterioration of the Company's relationship with a major vendor, the loss or deterioration of vendor support for certain Company-provided services, the decline in demand for a particular vendor's product, or the failure of the Company to establish good relationships with major new vendors could have a material adverse effect on the Company's business, financial condition or results of operations.

  Product orders typically are processed and shipped from the Company's distribution facilities on the same day an order is received or, in the case of orders received after 6:00 p.m., on the next business day. The Company relies almost entirely on arrangements with independent shipping companies for the delivery of its products to United States customers. Products distributed to the Latin American markets are delivered to the foreign purchasers or their agents or representatives at the Company's Miami, Florida warehouse. Generally, the Company's inventory level of products has been adequate to permit the Company to be responsive to its customers' purchase requirements. From time to time, however, the Company experiences temporary shortages of certain products as its vendors experience increased demand or manufacturing difficulties with respect to their products, resulting in smaller allocations of such products to the Company.

SALES AND MARKETING

  The Company's sales are generated by a national telemarketing sales force, which consisted of approximately 144 persons on June 30, 1997 in seven sales offices located in Atlanta, Georgia, Miami, Florida, Minneapolis, Minnesota, Carlsbad, California, St. Louis, Missouri, Boca Raton, Florida and Chicago, Illinois. Since June 30, 1997, the Company has hired an additional 39 salespersons, primarily as a result of the Globelle transaction. Of the total number of salespersons at August 31, 1997, 38 persons focused on sales to customers for export to Latin America, substantially all of whom are fluent in Spanish or Portuguese. The Company's Atlanta sales office maintains a separate telemarketing sales force for the sale of wireless telephone products to retailers and wireless telephone carriers and their authorized agents located throughout the United States and Latin America.

  Members of the sales staff are trained through intensive in-house sales training programs, along with vendor-sponsored product seminars. This training allows sales personnel to provide customers with product information and to use their marketing expertise to answer customers' questions about important new product considerations, such as compatibility and capability, while offering advice on which products meet specific performance and price criteria. The Company's salespeople are able to analyze quickly the Company's extensive inventory through a sophisticated management information system and recommend the most appropriate cost-effective systems and hardware for each customer--whether a full-line retailer or an industry-specific reseller.

  The sales force is organized in teams generally consisting of four people. The Company believes that teams provide superior customer service because customers can contact one of several people. Moreover, the long-term nature of the Company's customer relationships is better served by teams that increase the depth of the relationship and improve the consistency of service. It has been the Company's experience that the team approach results in superior customer service and better employee morale.

  Compensation incentives are provided to the Company's salespeople, thus encouraging them to increase their product knowledge and to establish long-term relationships with existing and new customers. Customers can telephone their salespersons using a toll-free number provided by the Company. Salespeople initiate calls to introduce the Company's existing customers to new products and to solicit orders. In addition, salespeople seek to develop new customer relationships by using targeted mailing lists, vendor leads and telephone directories of various cities.

  The telemarketing salespersons are supported by a variety of marketing programs. For example, the Company regularly sponsors shows for its resellers where it demonstrates new product offerings and discusses industry developments. Also, the Company's in-house marketing staff prepares catalogs that list available microcomputer and wireless telephone products and routinely produces marketing materials and advertisements. In addition, the in-house marketing staff publishes other direct mail pieces promoting specials and new products, which can be ordered directly through salespeople or through the Company's recently installed Internet web page providing 24-hour access to on-line order entry. The Company's web page provides customers secured access to place orders and review product specifications at times that are convenient to them. Customers also can determine inventory availability and pricing on a real-time basis and in the near future verify the status of previously placed orders through hyperlinks to certain independent shipping companies.

  The Company prides itself on being service oriented and has a number of on-going value-added services intended to benefit both the Company's vendors and its resellers. For example, the Company is committed to training its salespeople to be technically knowledgeable about the products they sell. This core competency supplements the sophisticated technical support and configuration services also provided by the Company. Salespeople who are knowledgeable about the products they sell often can assist in the configuration of microcomputer systems according to specifications given by the resellers. The Company believes that its salesperson's ability to listen to a reseller's needs and recommend a cost-efficient solution strengthens the relationship between the salesperson and his or her reseller and promotes customer loyalty to a vendor's products. In addition, the Company provides such other value-added services as new product demonstrations and technical education programs for resellers, order fulfillment and electronic ordering, and informational assistance through the Company's web page.

  Management continually evaluates the Company's product mix and the needs of its customers in order to minimize inventory obsolescence and carrying costs. The Company's rapid delivery terms are available to all of its customers, and the Company seeks to pass through its shipping and handling costs to its customers. The Company offers various payment terms including open account, prepay, credit card and COD to qualifying customers. The Company closely monitors customers' creditworthiness through its on-line computer system which contains detailed information on each customer's payment history and other relevant information. In addition, the Company participates in national and international credit associations that exchange credit rating information on customers of association members. In most markets, the Company utilizes various levels of credit insurance to control credit risks and enable the Company to extend higher levels of credit. The Company establishes reserves for estimated credit losses in the normal course of business.

CUSTOMERS

  The Company serves an active, nonexclusive customer base of over 12,000 resellers of microcomputer and wireless telephone products. Resellers includes value-added resellers, corporate resellers and retailers. The Company believes the multi-billion dollar microcomputer and wireless telephone wholesale distribution industries serve customers primarily on a nonexclusive basis, which provides the Company with significant growth opportunities. During fiscal 1997, no single customer accounted for more than 3.0% of the net sales of the Company. The Company believes that most of its customers rely on distributors as their principal source of microcomputer and wireless telephone products.

COMPETITION

  The microcomputer and wireless telephone distribution industries are highly competitive, both in the United States and in Latin America. Competition in these industries is typically characterized by pricing pressures, product availability and potential obsolescence, speed and accuracy of delivery, effectiveness of sales and marketing programs, credit availability, ability to tailor specific solutions to customer needs, quality of product lines and services, and availability of technical support and product information. Additionally, the Company's ability to compete favorably is principally dependent upon its ability to control inventory and other operating costs, react timely and appropriately to short- and long-term trends, price competitively its products, increase its net sales and maintain economies of scale. In the early 1990s, the United States microcomputer industry moved toward open sourcing pursuant to which vendors authorized multiple distributors to sell to resellers on equal terms rather than relying on exclusive relationships. As a result, the competitive environment has become more intense, leading to accelerating industry consolidation and declining gross margins.

  The Company's competitors include regional, national and international microcomputer and wireless distributors, many of which have substantially greater technical, financial and other resources than the Company, as well as vendors that sell directly to resellers and large resellers that sell to other resellers. Major competitors include Ingram Micro, Inc., Merisel, Inc. and Tech Data Corporation in the United States, and CHS Electronics, Inc. in Latin America.

EMPLOYEES

  As of June 30, 1997, the Company had 363 full-time employees, 144 of whom were engaged in telemarketing, 127 in administration and 92 in shipping. The Company also utilizes 26 part-time employees. Since June 30, 1997, the Company has hired an additional 39 salespersons, primarily as a result of the Globelle transaction. Management believes the Company's relations with its employees are good and the Company has never experienced a strike or work stoppage. There is no collective bargaining agreement covering any of the Company's employees.

LEGAL PROCEEDINGS

  The Company is involved in litigation relating to claims arising out of its operations in the normal course of business. The Company is not currently engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on the Company.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The following table sets forth certain information regarding the directors, executive officers and certain key employees of the Company:

                  NAME                  AGE              POSITION
                  ----                  ---              --------
 Gerald Diamond........................  59 Chairman of the Board, Chief
                                            Executive Officer and Director
                                         52 President, Chief Operating Officer
 Ray D. Risner.........................     and Director
 Larry G. Ayers........................  51 Vice President--Finance, Chief
                                            Financial Officer, Secretary and
                                            Treasurer
 Mark Diamond..........................  32 Executive Vice President and
                                            Director
 Jean Diamond..........................  55 Vice President--Credit
 Brian D. Paterson.....................  28 Senior Vice President--
                                            Purchasing/Marketing
 Ronell Rivera.........................  34 Vice President--SED Latin America
 Barry Diamond.........................  55 Vice President--Wireless
 Stewart I. Aaron......................  57 Director
 Cary Rosenthal........................  57 Director
 G. William Speer......................  56 Director

  Gerald Diamond. Mr. Diamond has been a director of the Company since 1980 and currently serves as Chairman of the Board and Chief Executive Officer of the Company and SED International. He was elected President and Chairman of the Board and Director of the Company and SED International in June 1986 and served in two or more capacities as Chairman of the Board, Chief Executive Officer and President of the Company and SED International from that time until May 1995. Mr. Diamond founded the predecessor to the Company and served as its President and Treasurer from July 1980 through July 1986. Mr. Diamond has been in the electronics-related business for over 35 years.

  Ray D. Risner. Mr. Risner has been a director of the Company since November 1994 and has served as President and Chief Operating Officer of the Company since May 1995. Mr. Risner served as Executive Vice President-Administration of the Company from February 1995 to May 1995. He has served as President and Chief Operating Officer of SED International since August 1995. Mr. Risner served as Vice Chairman of RJM Group, Inc., a private investment advisory firm, from 1989 to 1994. From 1987 to 1989, he served as Vice President, Financial Administration of RJR Nabisco, Inc. He is also a trustee and Vice Chairman of The National Faculty and a member of the Board of American Red Cross Chapter, Atlanta, Georgia.

  Larry G. Ayers. Mr. Ayers was elected Vice President-Finance, Secretary and Treasurer of the Company in August 1986 and Chief Financial Officer in November 1989. Mr. Ayers was elected Vice President-Finance and Treasurer of SED International in June 1986, Secretary in August 1996 and Chief Financial Officer in November 1989. Mr. Ayers served as Vice President-Finance of the predecessor to the Company from May 1986 through July 1986 and as an independent financial consultant from September 1985 through May 1986. Mr. Ayers served as the Treasurer of Aaron Rents, Inc., a furniture rental and sales company, from 1982 through September 1985 and as a certified public accountant with Touche Ross & Co., a national accounting firm, from 1970 through 1982.

  Mark Diamond. Mr. Diamond has been a director of the Company since September 1996. He has been employed by the Company in various capacities since January 1987. In July 1995, Mr. Diamond was elected Executive Vice President of the Company and in August 1995 was elected Executive Vice President of SED International.

  Jean Diamond. Ms. Diamond was elected Vice President--Credit of SED International in August 1994. From 1981 to August 1994, Ms. Diamond served as Director of Credit of SED International.

  Brian D. Paterson. Mr. Paterson has served as Senior Vice President-- Purchasing/Marketing of the Company and SED International since August 1997. Mr. Paterson has been employed by SED International since July 1992 and served in various capacities, most recently as Vice President--Purchasing, from October 1995 to August 1997.

  Ronell Rivera. Mr. Rivera has served as Vice President--SED Latin America of SED International since March 1997 and as Vice President--Sales for Latin America since December 1995 when the Company acquired U.S. Computer. From May 1991 to December 1995, Mr. Rivera served in various capacities with U.S. Computer, most recently as Vice President--Sales.

  Barry Diamond. Mr. Diamond has served as Vice President--Cellular of SED International since November 1994. He has been employed by SED International since September 1987 in various officer capacities in charge of cellular purchasing, sales and distribution, most recently as Vice President-- Distribution from May 1993 to October 1994.

  Stewart I. Aaron. Mr. Aaron has been a director of the Company since November 1994. He has served as President of LABS, Inc., a silk plant manufacturer based in Atlanta, Georgia, for the past 20 years.

  Cary Rosenthal. Mr. Rosenthal has been a director of the Company since 1992. He has been President of Phoenix Communications, Inc., a commercial printing firm, since 1977.

  G. William Speer. Mr. Speer has been a director of the Company since 1986. He has practiced law with Powell, Goldstein, Frazer & Murphy in Atlanta, Georgia since 1965 and has been a partner of that firm since 1970.

  The Board of Directors currently consists of six members. The Company's Certificate of Incorporation classifies the Board of Directors into three classes, with each class holding office for a three year period. The terms of Gerald Diamond and G. William Speer expire in 1997 (the Board has recommended Gerald Diamond and a new nominee for election as directors of the Company at the Annual Meeting of Stockholders to be held November 11, 1997 for terms expiring in 2000); the terms of Stewart I. Aaron and Mark Diamond expire in 1998; and the terms of Ray D. Risner and Cary Rosenthal expire in 1999. Officers are elected annually by and serve at the discretion of the Board of Directors.

  Directors who are not officers of the Company are each paid an aggregate of $5,000 annually for attendance at board meetings (other than Mr. Speer who has waived his cash compensation). The Company pays ordinary and necessary travel expenses for non-management directors to attend board and committee meetings. As compensation for serving as directors to the Company, non-management directors also receive annually a non-qualified stock option to purchase up to 10,000 shares of the Company's Common Stock, vesting immediately upon grant.

  Messrs. Aaron, Rosenthal and Speer constitute the members of the Company's Audit Committee. The responsibilities of the Audit Committee include, in addition to other duties as the Board may specify: (i) making recommendations to the Board with respect to the selection of independent auditors and their fees and duties; (ii) conferring with and receiving reports from the Company's independent auditors; (iii) authorizing any special or supplemental activities of the Company's independent auditors and considering the effect of such activities on their independence; and (iv) reviewing internal auditing procedures and the adequacy of internal controls and monitoring compliance with such controls. The Board of Directors has no standing Nominating or Compensation Committee.

  Gerald Diamond and Jean Diamond are husband and wife and are the parents of Mark Diamond. Brian D. Paterson is the son-in-law of Gerald Diamond and Jean Diamond and brother-in-law of Mark Diamond. Barry Diamond is the brother of Gerald Diamond and brother-in-law of Jean Diamond.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information concerning the beneficial ownership of the Common Stock as of August 31, 1997 and as adjusted to reflect the sale of 3,000,000 shares by the Company, for (i) each director and executive officer of the Company, (ii) each person known by the Company to be the beneficial owner of more than 5.0% of the outstanding Common Stock, and
(iii) all executive officers and directors of the Company as a group. Except as otherwise indicated, the Company believes that all beneficial owners named below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

                                                 PERCENTAGE BENEFICIALLY OWNED
                               NUMBER OF SHARES  ------------------------------
    NAME OF BENEFICIAL OWNER  BENEFICIALLY OWNED BEFORE OFFERING AFTER OFFERING
    ------------------------  ------------------ --------------- --------------
SED Associates(1)............       500,416(2)         6.9%            4.9%
Gerald Diamond(1)............       520,578(3)         6.7             4.8
Stewart I. Aaron.............        30,000(4)          *               *
Mark Diamond.................        99,847(5)         1.4             1.0
Ray D. Risner................        47,333(6)          *               *
Cary Rosenthal...............        51,500(4)          *               *
G. William Speer.............        61,500(4)          *               *
Larry G. Ayers...............        72,271(7)         1.0              *
Jean Diamond.................        46,000(8)          *               *
Brian D. Paterson............        24,520(9)          *               *
FMR Corp.(10)................       716,600(10)        9.9             7.0
Paradigm Capital Management,
 Inc.(11)....................       437,500(11)        6.1             4.3
All current directors and
 executive officers as a
 group
 (9 persons).................     1,453,965(12)       17.9            13.1

- --------
*Represents less than one percent of the outstanding shares of Common Stock.

(1) 4916 North Royal Atlanta Drive, Atlanta, Georgia 30085.
(2) SED Associates is a general partnership of which Gerald Diamond is the managing partner. As managing partner, Mr. Diamond has sole voting and investment power with respect to the Common Stock owned by SED Associates. Therefore, Mr. Diamond is deemed the indirect beneficial owner of the shares of Common Stock owned of record by SED Associates.
(3) The shares indicated include 516,666 shares subject to options exercisable within 60 days and 3,912 shares held of record by Gerald Diamond as Trustee for the benefit of his grandchildren. The shares indicated do not include 46,000 shares subject to options exercisable within 60 days by Jean Diamond, the wife of Mr. Diamond, as to which he disclaims beneficial ownership. The shares indicated also do not include the shares owned of record by SED Associates of which Mr. Diamond is deemed the indirect beneficial owner as described in footnote (2) above.
(4) All of the shares indicated are subject to options exercisable within 60 days.
(5) The shares indicated include 10,000 shares of restricted stock that will vest on October 14, 1999, 89,583 shares subject to options exercisable within 60 days, and 132 shares held of record by Mr. Diamond as trustee of a trust for the benefit of his sister, Julie Diamond Paterson.
(6) The shares indicated include 30,000 shares of restricted stock that will vest on May 23, 1998, and 17,333 shares subject to options exercisable within 60 days.
(7) The shares indicated include 10,000 shares of restricted stock that will vest on October 14, 1999, 62,000 shares subject to options exercisable within 60 days, and 19 shares held by Mr. Ayers' immediate family members.
(8) All of the shares indicated are subject to options exercisable within 60 days. The shares indicated do not include 516,666 shares subject to options exercisable within 60 days by Gerald Diamond, the husband of Ms. Diamond, and 3,912 shares held of record by Mr. Diamond as trustee for the benefit of their grandchildren, as to which Ms. Diamond disclaims beneficial ownership. The shares indicated also do not include the shares owned of record by SED Associates of which Mr. Diamond is deemed the indirect beneficial owner as described in footnote (2).

(9) All of the shares indicated are subject to options exercisable within 60 days. The shares indicated do not include 132 shares held of record by Mark Diamond as trustee of a trust for the benefit of his sister, Julie Diamond Paterson.
(10) All of the shares indicated are deemed beneficially owned by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., as a result of its serving as investment advisor to Fidelity Low-Priced Stock Fund, the owner of the 716,600 shares. FMR Corp.'s address is 82 Devonshire Street, Boston, Massachusetts 02109.
(11) All of the shares indicated are deemed beneficially owned by Paradigm Capital Management, Inc. as a result of its serving as an investment advisor to certain individual investors, each of whom retain(s) sole voting power over the shares attributable to them, and having sole investment power with respect to these shares. Paradigm Capital Management, Inc.'s address is 9 Elk Street, Albany, New York 12207. Paradigm Capital Management, Inc. is a wholly-owned subsidiary of C.L. King & Associates, Inc.
(12) Includes 899,102 shares subject to options exercisable within 60 days. The shares indicated also include the shares owned of record by SED Associates of which Gerald Diamond is deemed the beneficial owner as described in footnote (2).

                         DESCRIPTION OF CAPITAL STOCK

  Set forth below is a description of the material terms and provisions of the capital stock of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Certificate of Incorporation, to the By-Laws, and the Stockholders Rights Plan, which are exhibits to the Registration Statement of which this Prospectus forms a part.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  The Certificate of Incorporation provides for authorized capital stock of 25,129,500 shares, consisting of 129,500 shares of preferred stock, par value $1.00 per share ("Preferred Stock"), and 25,000,000 shares of Common Stock, par value $.01 per share. On August 6, 1996, the Company repurchased 200,000 shares of its Common Stock for approximately $1.3 million in an open market transaction under a stock buy-back program. At August 31, 1997, 7,229,640 shares of Common Stock were issued and outstanding, 325,590 shares of Common Stock were held in the Company's treasury, and no shares of Preferred Stock were outstanding. Upon the consummation of this offering, 10,229,640 shares of Common Stock (10,679,640 shares if the Underwriters' over-allotment option is exercised in full) and no shares of Preferred Stock will be outstanding.

  The Company's Board has approved an increase in the authorized Common Stock from 25,000,000 to 100,000,000 shares. The Company's stockholders will vote on the proposed increase in authorized Common Stock at the Annual Meeting of Stockholders to be held on November 11, 1997.

COMMON STOCK

  Holders of the Common Stock are entitled to one vote per share for the election of directors and other corporate matters. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a plurality of the shares voting for the election of directors can elect all the directors if they choose to do so. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors of the Company out of funds legally available therefore. See "Dividend Policy." Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of Preferred Stock. The Common Stock is not subject to any preemptive rights. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in this Offering when issued will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors of the Company is empowered, without approval of the stockholders, to authorize the issuance of Preferred Stock in one or more series and to establish the number of shares to be included in each such series and the rights, powers, preferences and limitations of each series. As a result, the Board of Directors has the power to afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The ability of the Board of Directors to establish such rights, powers and preferences and to issue the Preferred Stock could have the effect of delaying or preventing a change in control of the Company. The Board of Directors has no present plans to reissue any of the Preferred Stock.

SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND DELAWARE LAW

  The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15.0% of more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined under the DGCL) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66.67% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the earlier of the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not by written consent, been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

  Section 102(b)(7) of the DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care; provided, however, Section 102(b)(7) does not allow a corporation to limit or eliminate the personal liability of a director to a corporation and its stockholders for monetary damages for (i) a director's breach of duty of loyalty to a corporation or its stockholders, (ii) acts or omissions of a director not done in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock purchase or redemption, or (iv) any transaction from which a director derived an improper benefit. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Although Section 102(b)(7) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate provides that, to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

  The Certificate of Incorporation provides for classification of the Company's Board of Directors into three classes with one being elected each year and the members of each class serving three-year terms. The Board classification discourages and makes more difficult a change in control of the Company or the removal of incumbent management, even if favorable to the Company's stockholders.

STOCKHOLDER RIGHTS PLAN

  The Company has implemented the Stockholder Rights Plan pursuant to which each stockholder of record of the Company will be entitled to purchase a specified number of shares of Common Stock of the Company upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of twelve percent or more of the outstanding shares of Common Stock (such person or persons is referred to as an "Acquiror") or (ii) ten days following the commencement of a tender offer or an exchange offer that would result in a person or group of affiliated or associated persons beneficially owning twelve percent or more of such outstanding shares of Common Stock (such person or persons is referred to as a "Potential Acquiror" and an event described in (i) and (ii) as a "Triggering Event"). If a Triggering Event were to occur, each Right would entitle the holder thereof to purchase from the Company a number of shares of Common Stock of the Company equal to eight multiplied by a fraction, the numerator of which is the number of shares of Common Stock outstanding on the date of the Triggering Event, and the denominator of which is the number of Rights outstanding on the date of the Triggering Event that are not beneficially owned by an Acquiror or a Potential Acquiror or their affiliates or associates. Each holder of a Right would be entitled to purchase such shares at a price per share of 20.0% of the current market value of a share of the Company's Common Stock, measured as of the date of the Triggering Event.

  The foregoing provisions, together with the ability of the Board to issue Preferred Stock without further stockholder action and the beneficial ownership of the Company's Common Stock following this Offering by the officers and directors of the Company, could delay or frustrate the removal of incumbent directors or a change in control of the Company. See "Principal Stockholders." The provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if such event would be favorable to the interests of the stockholders.

TRANSFER AGENT

  The transfer agent and registrar for the Common Stock is National City Bank, Cleveland, Ohio.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market after this Offering, including sales pursuant to Rule 144 promulgated under the Securities Act, or otherwise, or the perception that such sales could occur, may adversely affect the market price of the Company's Common Stock. Upon completion of this Offering, the Company will have 10,229,640 shares of Common Stock outstanding (10,679,640 shares if the Underwriters' over-allotment option is exercised). Of these shares, all of the 3,000,000 shares sold in this Offering (plus an additional 450,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act. Of the remaining 7,229,640 shares, 1,159 shares are deemed restricted shares under Rule 144 because they were originally issued and sold by the Company in private transactions in reliance upon exemptions under the Securities Act and have not been registered for resale under the Securities Act. Of those shares, 283 shares are held by persons deemed affiliates of the Company as such term is defined in Rule 144 and 876 shares are held by persons who are not affiliates of the Company. The restricted shares may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration such as the exemption provided by Rule 144 under the Securities Act. Of the restricted shares, all of the shares held by non-affiliates are eligible for immediate resale under the provisions of Rule 144(k) under the Securities Act. An aggregate of 992,344 shares (inclusive of 504,328 shares registered for resale under the Securities Act) held by executive officers, directors and certain stockholders are subject to lock-up agreements that prohibit their resale prior to 90 days from the date of this Prospectus without the prior consent of A.G. Edwards & Sons, Inc. and thereafter may be sold subject to the provisions of Rule 144 or the resale registration statement, as the case may be. Accordingly, the 9,237,296 shares of Common Stock (9,687,296 shares if the Underwriters' over-allotment option is exercised in full) not held by affiliates, not subject to the lock-up agreements and otherwise registered are freely tradeable. See "Description of Capital Stock" and "Underwriting."

  In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned, for at least one year, shares of Common Stock that have not been registered under the Securities Act or that were acquired from an affiliate of the Company is entitled to sell within any three-month period the number of shares of Common Stock which does not exceed the greater of 1.0% of the number of then outstanding shares or the average weekly reported trading volume during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and to the availability of current public information about the Company and must be made in unsolicited brokers' transactions or to a market maker. A person (or persons whose shares are aggregated) who is not an affiliate of the Company under the Securities Act during the three months preceding a sale and who has beneficially owned such shares for at least two years is entitled to sell such shares under Rule 144 without regard to the requirements discussed above.

1997 STOCK OPTION PLAN

  The Board of Directors of the Company has approved the 1997 Stock Option Plan for the benefit of its employees, directors and consultants, subject to stockholder approval at its Annual Meeting of Stockholders to be held November 11, 1997. This plan authorizes the issuance of options and restricted stock for up to an aggregate of 350,000 shares of Common Stock.

                                 UNDERWRITING

  The Underwriters named below have severally agreed with the Company, subject to the terms and conditions of the Underwriting Agreement, to purchase the respective number of shares of Common Stock set forth opposite their names below:

      UNDERWRITER                                               NUMBER OF SHARES
      -----------                                               ----------------
      A.G. Edwards & Sons, Inc. ...............................
      Cleary Gull Reiland & McDevitt Inc. .....................
      Interstate/Johnson Lane Corporation......................
      C.L. King & Associates, Inc. ............................
                                                                   ---------
       Total...................................................    3,000,000
                                                                   =========

  In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby, if any of such shares are purchased.

  The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession not in excess of $           per share. The
Underwriters and such dealers may reallow a discount of not in excess of $0.10 per share to certain other dealers. The public offering price and the concession and discount to dealers may be changed by the Underwriters after the Offering.

  The Offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any offer for the purchase of shares.

  The Company has granted the Underwriters an option, expiring at the close of business on the 30th day subsequent to the date of the Underwriting Agreement, to purchase up to 450,000 additional shares of Common Stock at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, in the sale of the shares. To the extent the Underwriters exercise such option, each of them will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to 3,000,000, and the Company will be obligated to sell such shares to the Underwriters.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company, all Directors and Executive Officers of the Company and all holders of more than 5.0% of the Common Stock prior to the Offering other than FMR Corp. and Paradigm Capital Management, Inc. have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of A.G. Edwards & Sons, Inc. other than the exercise of options previously granted under the Company's director and employee benefit plans and agreements. See "Shares Eligible for Future Sale."

  The Underwriters have advised the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

  In connection with this Offering, certain Underwriters and selling group members (if any) who in the past have acted as market makers in the Common Stock may engage in passive market making activities in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Underwriters and other participants in the distribution of the Common Stock generally are prohibited during a specified time period (the "qualifying period"), determined in light of the timing of the Offering, from bidding for or purchasing the Common Stock or a related security except to the extent permitted under the applicable rules of Regulation M. Rule 103 allows, among other things, an Underwriter or member of the selling group (if any) for the Common Stock to effect "passive market making" transactions on the Nasdaq National Market in the Common Stock during the qualifying period at a price that does not exceed the highest independent bid for that security at the time of the transaction. Such a passive market maker must not display a bid for the subject security at a price in excess of the highest independent bid, and generally must lower its bid if all independent bids are lowered. Moreover, the passive market maker's net purchases of such security on each day of the qualifying period shall not exceed 30.0% of its average daily trading volume during a reference period preceding the distribution.

  In connection with the Offering, the Underwriters and other persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. To cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. The Underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of the Common Stock in market making transactions. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time. Paradigm Capital Management, Inc., the beneficial owner of more than five percent of the Company's Common Stock, is a wholly-owned subsidiary of C.L. King & Associates, Inc. See "Principal Stockholders."

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Long Aldridge & Norman LLP, Atlanta, Georgia. Counsel for the Underwriters is Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia.

                                    EXPERTS

  The Company's consolidated financial statements included in this Prospectus and also incorporated by reference herein from the Company's Annual Report on Form 10-K for the year ended June 30, 1997 and the related financial statement schedule incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549 and at the regional offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, such reports, proxy statements and other information can be obtained from the Commission's web page at http://www.sec.gov. Quotations relating to the Common Stock appear on the Nasdaq National Market. Such reports, proxy statements and other information concerning the Company also can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, DC 20006.

  The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in, or annexed as exhibits to, such Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to such Registration Statement, including the exhibits thereto. Copies of such Registration Statement, including exhibits, may be obtained from the aforementioned public reference facilities of the Commission upon payment of the prescribed fees, or may be examined without charge at such facility. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission under the Exchange Act are incorporated by reference in and made a part of this
Prospectus:

    (a)The Company's Annual Report on Form 10-K for the year ended June 30,
  1997;

    (b)The Company's Proxy Statement relating to its 1996 Annual Meeting of Stockholders; and

    (c)The description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated October 26, 1987 (Commission File No. 0-16345).

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of this Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or any other subsequently filed document, which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The request should be addressed to the Company's principal executive offices, attention: Secretary, 4916 North Royal Atlanta Drive, Atlanta, Georgia 30085, telephone number (770) 491-8962.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................. F-2
Consolidated Balance Sheets as of June 30, 1996 and 1997.................. F-3
Consolidated Statements of Earnings for the years ended June 30, 1995,
 1996 and 1997............................................................ F-4
Consolidated Statements of Stockholders' Equity for the years ended June
 30, 1995, 1996 and 1997.................................................. F-5
Consolidated Statements of Cash Flow for the years ended June 30, 1995,
 1996 and 1997............................................................ F-6
Notes to Consolidated Financial Statements................................ F-7

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Southern Electronics Corporation

  We have audited the accompanying consolidated balance sheets of Southern Electronics Corporation and subsidiary as of June 30, 1996 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Southern Electronics Corporation and subsidiary as of June 30, 1996 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Atlanta, Georgia
August 13, 1997

                        SOUTHERN ELECTRONICS CORPORATION
                                 AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                            JUNE 30,
                                                    --------------------------
                                                        1996          1997
                                                    ------------  ------------
                      ASSETS
CURRENT ASSETS:
 Cash and cash equivalents......................... $    662,000  $    783,000
 Trade accounts receivable, less allowance for
  doubtful accounts of $1,141,000 (1996) and
  $1,102,000 (1997)................................   44,621,000    55,745,000
 Inventories.......................................   72,501,000   112,813,000
 Deferred income taxes.............................    1,230,000     1,223,000
 Other current assets..............................      527,000     1,219,000
                                                    ------------  ------------
    Total current assets...........................  119,541,000   171,783,000
PROPERTY AND EQUIPMENT--Net........................    4,341,000     6,469,000
INTANGIBLES--Net...................................    7,423,000    19,077,000
                                                    ------------  ------------
                                                    $131,305,000  $197,329,000
                                                    ============  ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Trade accounts payable............................ $ 75,508,000  $ 88,070,000
 Income taxes payable..............................      695,000           --
 Accrued and other current liabilities.............    2,842,000     4,363,000
                                                    ------------  ------------
    Total current liabilities......................   79,045,000    92,433,000
REVOLVING BANK DEBT................................   10,610,000    56,000,000
COMMITMENTS (Note 6)
STOCKHOLDERS' EQUITY:
 Preferred stock, $1.00 par value; 129,500 shares
  authorized, none issued..........................
 Common stock, $.01 par value; 25,000,000 shares
  authorized, 7,444,712 (1996) and 7,522,786 (1997)
  shares issued....................................       74,000        75,000
 Additional paid-in capital........................   12,204,000    12,719,000
 Retained earnings.................................   31,190,000    39,095,000
 Treasury stock at cost, 125,590 (1996) and 325,590
  (1997) shares....................................   (1,390,000)   (2,715,000)
 Prepaid compensation--stock awards................     (428,000)     (278,000)
                                                    ------------  ------------
    Total stockholders' equity.....................   41,650,000    48,896,000
                                                    ------------  ------------
                                                    $131,305,000  $197,329,000
                                                    ============  ============

See notes to consolidated financial statements.

                        SOUTHERN ELECTRONICS CORPORATION
                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                  YEAR ENDED JUNE 30,
                                         --------------------------------------
                                             1995         1996         1997
                                         ------------ ------------ ------------
NET SALES............................... $398,753,000 $468,298,000 $646,336,000
COST OF SALES, including buying and
 occupancy expenses.....................  370,548,000  438,837,000  607,437,000
                                         ------------ ------------ ------------
GROSS PROFIT............................   28,205,000   29,461,000   38,899,000
SELLING, GENERAL, AND ADMINISTRATIVE
 EXPENSES...............................   19,104,000   19,493,000   23,941,000
                                         ------------ ------------ ------------
OPERATING INCOME........................    9,101,000    9,968,000   14,958,000
INTEREST EXPENSE--Net...................      688,000      902,000    2,128,000
                                         ------------ ------------ ------------
EARNINGS BEFORE INCOME TAXES............    8,413,000    9,066,000   12,830,000
INCOME TAXES............................    3,191,000    3,516,000    4,925,000
                                         ------------ ------------ ------------
NET EARNINGS............................ $  5,222,000 $  5,550,000 $  7,905,000
                                         ============ ============ ============
NET EARNINGS PER COMMON SHARE........... $       0.74 $       0.76 $       1.04
WEIGHTED AVERAGE NUMBER OF COMMON AND
 COMMON EQUIVALENT SHARES OUTSTANDING...    7,069,000    7,280,000    7,634,000

See notes to consolidated financial statements.

                        SOUTHERN ELECTRONICS CORPORATION
                                 AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                            COMMON STOCK                                TREASURY STOCK
                          ------------------ ADDITIONAL               -------------------    PREPAID
                                       PAR     PAID-IN     RETAINED                        COMPENSATION
                           SHARES     VALUE    CAPITAL     EARNINGS   SHARES     COST      STOCK AWARDS
                          ---------  ------- -----------  ----------- ------- -----------  ------------
BALANCE--June 30, 1994..  7,063,947  $71,000 $10,127,000  $20,418,000 105,304 $(1,268,000)  $      --
 Stock awards issued to
  employees.............     54,500              294,000                                     (294,000)
 Amortization of stock
  awards................                                                                       23,000
 Stock options exer-
  cised.................      4,045
 Tax benefit of stock
  awards and options....                         162,000
 Stock awards canceled..     (1,000)              (4,000)                                       4,000
 Treasury stock pur-
  chased................                                               20,286    (122,000)
 Net earnings...........                                    5,222,000
                          ---------  ------- -----------  ----------- ------- -----------   ---------
BALANCE--June 30, 1995..  7,121,492   71,000  10,579,000   25,640,000 125,590  (1,390,000)   (267,000)
 Stock awards issued to
  employees.............     47,500              261,000                                     (261,000)
 Amortization of stock
  awards................                                                                       95,000
 Stock awards canceled..     (3,500)             (18,000)                                       5,000
 Stock options exer-
  cised.................      4,220                2,000
 Tax benefit of stock
  awards and options....                           8,000
 Stock issued in acqui-
  sition................    275,000    3,000   1,372,000
 Net earnings...........                                    5,550,000
                          ---------  ------- -----------  ----------- ------- -----------   ---------
BALANCE--June 30, 1996..  7,444,712   74,000  12,204,000   31,190,000 125,590  (1,390,000)   (428,000)
 Amortization of stock
  awards................                                                                      122,000
 Stock awards canceled..     (5,000)             (28,000)                                      28,000
 Stock options exer-
  cised.................     83,074    1,000     396,000
 Tax benefit of stock
  awards and options....                         147,000
 Treasury stock pur-
  chased................                                              200,000  (1,325,000)
 Net earnings...........                                    7,905,000
                          ---------  ------- -----------  ----------- ------- -----------   ---------
BALANCE--June 30, 1997..  7,522,786  $75,000 $12,719,000  $39,095,000 325,590 $(2,715,000)  $(278,000)
                          =========  ======= ===========  =========== ======= ===========   =========

See notes to consolidated financial statements.

                        SOUTHERN ELECTRONICS CORPORATION
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                YEAR ENDED JUNE 30,
                                       ----------------------------------------
                                           1995          1996          1997
                                       ------------  ------------  ------------
OPERATING ACTIVITIES:
 Net earnings........................  $  5,222,000  $  5,550,000  $  7,905,000
 Adjustments to reconcile net
  earnings to net cash provided by
  (used in) operating activities:
  Depreciation and amortization......       569,000     1,168,000     1,731,000
  Compensation-stock awards..........        23,000        95,000       122,000
  Provision for losses on accounts
   receivable........................     1,143,000     1,642,000     1,391,000
  Changes in assets and liabilities,
   net of effects of acquired
   business in fiscal 1996:
   Trade accounts receivable.........    (7,709,000)  (15,923,000)  (12,515,000)
   Inventories.......................   (14,716,000)  (17,840,000)  (40,312,000)
   Deferred income taxes.............       492,000       (86,000)        7,000
   Other current assets..............      (108,000)       16,000      (692,000)
   Trade accounts payable............     4,482,000    27,389,000    12,562,000
   Income taxes payable..............        63,000     1,174,000      (695,000)
   Accrued and other current liabili-
    ties.............................       536,000    (1,012,000)    1,521,000
                                       ------------  ------------  ------------
    Net cash provided by (used in)
     operating activities............   (10,003,000)    2,173,000   (28,975,000)
INVESTING ACTIVITIES:
 Purchase of equipment...............    (1,488,000)   (1,398,000)   (3,521,000)
 Purchase of business, net of cash
  acquired...........................                     (21,000)
 Purchase of distribution rights.....                               (11,992,000)
                                       ------------  ------------  ------------
    Net cash used in investing activ-
     ities...........................    (1,488,000)   (1,419,000)  (15,513,000)
FINANCING ACTIVITIES:
 Revolving bank debt net proceeds
  (payments).........................    11,500,000      (892,000)   45,390,000
 Proceeds from issuance of common
  stock..............................                       2,000       397,000
 Tax benefit from stock awards and
  options............................       162,000         8,000       147,000
 Purchase of treasury stock..........      (122,000)                 (1,325,000)
                                       ------------  ------------  ------------
    Net cash provided by (used in)
     financing activities............    11,540,000      (882,000)   44,609,000
                                       ------------  ------------  ------------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS.........................        49,000      (128,000)      121,000
CASH AND CASH EQUIVALENTS:
 Beginning of year...................       741,000       790,000       662,000
                                       ------------  ------------  ------------
 End of year.........................  $    790,000  $    662,000  $    783,000
                                       ============  ============  ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid during the year for:
  Interest...........................  $    688,000  $    881,000  $  2,167,000
  Income taxes.......................     2,473,000     2,770,000     5,257,000

See notes to consolidated financial statements.

                       SOUTHERN ELECTRONICS CORPORATION
                                AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          AS OF AND FOR THE YEARS ENDED JUNE 30, 1995, 1996 AND 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation--The consolidated financial statements include the accounts of Southern Electronics Corporation and its wholly owned subsidiary, SED International, Inc. (formerly Southern Electronics Distributors, Inc.) (collectively the "Company"). All intercompany accounts and transactions have been eliminated.

Description of Business--The Company is an international wholesale distributor of microcomputers, computer peripheral products and wireless telephone products, serving value-added resellers and dealers.

Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents--Cash equivalents are short-term investments purchased with a maturity of three months or less.

Inventories--Inventories are stated at the lower of cost (first-in, first-out method) or market and include in-transit inventory of $34,500,000 at June 30, 1996 and $36,200,000 at June 30, 1997.

Property and Equipment--Property and equipment are recorded at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives, five to seven years, of the related assets or the lease term, whichever is shorter.

Intangible Assets--Intangible assets consist primarily of goodwill, distribution rights, and noncompete agreements. Goodwill represents the excess of the cost of an acquired business over the fair value of net identifiable assets acquired and is amortized using the straight-line method principally over 30 years. Distribution rights are amortized using the straight-line method over 25 years. Noncompete agreements are amortized using the straight-line method over five years.

Impairment--The Company periodically reviews property and equipment and intangible assets for impairment based on judgments as to the future undiscounted cash flows from related operations.

Earnings Per Common Share--Earnings per common share have been calculated based on the weighted average number of common shares and common share equivalents (principally for stock options) outstanding during each period in accordance with Accounting Principles Board Opinion Number ("APB") 15.

Newly Issued Accounting Standards--In October 1995, Statement of Financial Accounting Standards Number ("SFAS") 123, "Accounting for Stock-Based Compensation," was issued. The adoption of the new recognition provisions for stock-based compensation expense included in SFAS 123 is optional; however, the pro forma effects on net income had the new recognition provisions been elected is required in financial statements. The Company will continue to follow the requirements of APB 25, "Accounting for Stock Issued to Employees," in its accounting for employee stock options; therefore, the adoption of SFAS 123 had no impact on the Company's results of operations. The Company adopted the new disclosure requirements of SFAS 123 in fiscal 1997.

  SFAS 128, "Earnings Per Share," is effective for both interim and annual periods ending after December 15, 1997. This Statement simplifies the standards for computing earnings per share ("EPS") previously found in APB 15. Presentation of basic and diluted EPS on the income statement will be required. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS under APB 15. The Company will adopt this Statement in the second quarter of fiscal 1998. Basic EPS on a pro forma basis for the years ended June 30, 1995, 1996, and 1997 would be $.75, $.77, and $1.10 respectively. Diluted EPS on a pro forma basis for each of the three years ended June 30, 1997 would be approximately equal to EPS as reflected in the accompanying consolidated statements of earnings.
  SFAS 130, "Reporting Comprehensive Income," and 131 "Disclosures about Segments of an Enterprise and Related Information," are effective for fiscal periods beginning after December 15, 1997 with early adoption permitted. The Company is evaluating the effects these statements will have on its financial reporting and disclosures. The statements will have no effect on the Company's consolidated results of operations or financial position.

Reclassifications--Certain prior year amounts have been reclassified for comparative purposes.

2. ACQUISITIONS

  Distribution Rights--On June 30, 1997, as a result of a transaction with Globelle, Inc., a wholesale distributor of microcomputers and related products, the Company acquired certain domestic distribution rights (principally for certain Hewlett-Packard products) and equipment for $12,992,000 in cash. The Company is obligated to pay Globelle up to an additional $1,350,000 if the Company receives certain other domestic distribution rights by June 1998.

  Business--In December 1995, the Company acquired substantially all of the assets and assumed certain liabilities of U.S. Computer of North America, Inc., a distributor of Hewlett-Packard computer products in Latin America, for approximately $2,640,000, consisting of 275,000 shares of common stock valued at $1,375,000 and cash of $1,265,000. Liabilities assumed in this acquisition aggregated $11,250,000. This acquisition has been accounted for using the purchase method of accounting. Goodwill arising from this acquisition is being amortized using the straight-line method over 30 years. The operating results of the acquired business are included in the Company's consolidated statements of earnings from the date of acquisition.

  The following unaudited pro forma consolidated financial information gives effect to this acquisition as if the transaction had occurred as of July 1, 1994. The pro forma consolidated information is not necessarily indicative of the results that would have been reported had the acquisition occurred on such date, nor is it indicative of the Company's future operations.

                                                         YEAR ENDED JUNE 30,
                                                      -------------------------
                                                          1995         1996
                                                      ------------ ------------
Net sales............................................ $449,972,000 $494,227,000
Net earnings.........................................    3,036,000    5,864,000
Net earnings per common share........................         0.41         0.79

  Special Charge--During the year ended June 30, 1995, the Company incurred $452,000 of expenses in connection with an attempted merger. These expenses were recorded as a special charge in that year when the related merger discussions were terminated.

3. LONG-TERM ASSETS

  Long-term assets are comprised of the following:

                                                                JUNE 30,
                                                         ----------------------
                                                            1996       1997
                                                         ---------- -----------
PROPERTY AND EQUIPMENT
 Furniture and equipment................................ $5,587,000 $ 8,389,000
 Leasehold improvements.................................  1,154,000   1,387,000
 Other..................................................    216,000     279,000
                                                         ---------- -----------
                                                          6,957,000  10,055,000
 Less accumulated depreciation..........................  2,616,000   3,586,000
                                                         ---------- -----------
                                                         $4,341,000 $ 6,469,000
                                                         ========== ===========
INTANGIBLES
 Distribution rights.................................... $      --  $11,992,000
 Goodwill...............................................  7,243,000   7,243,000
 Non-compete agreements.................................    500,000     500,000
                                                         ---------- -----------
                                                          7,743,000  19,735,000
 Less accumulated amortization..........................    320,000     658,000
                                                         ---------- -----------
                                                         $7,423,000 $19,077,000
                                                         ========== ===========

  Amortization expense of intangibles was $12,000, $188,000, and $338,000, in the years ended June 30, 1995, 1996, and 1997, respectively.

4. REVOLVING BANK DEBT

  The Company and SED International have an agreement with two banks, amended and restated in August 1997, for a $100 million revolving credit facility. At June 30, 1997, the Company had borrowings of $56,000,000 under the line and standby letters of credit of $1,350,000 leaving $42,650,000 available under the borrowing commitment. The Company may borrow at the prime rate offered by Wachovia Bank, N.A., 8.50% at June 30, 1997, or the Company may fix the interest rate for periods of 30 to 180 days under various interest rate options. The Company pays a commitment fee of 1/4% of the unused loan commitment. The credit facility is secured by accounts receivable and inventories, requires maintenance of certain minimum working capital and other financial ratios, and has certain dividend restrictions. This agreement expires in August 2000.

  The carrying value of revolving bank debt at June 30, 1997 approximates its fair value based on interest rates that are believed to be available to the Company for debt with similar provisions.

5. INCOME TAXES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's current deferred tax assets are as follows:

                                                                JUNE 30,
                                                          ---------------------
                                                             1996       1997
                                                          ---------- ----------
Reserves not currently deductible........................ $  573,000 $  789,000
Inventory valuation......................................    438,000    468,000
Other....................................................    219,000    (34,000)
                                                          ---------- ----------
                                                          $1,230,000 $1,223,000
                                                          ========== ==========

  Components of income tax expense are as follows:

                                                    YEAR ENDED JUNE 30,
                                              ----------------------------------
                                                 1995        1996        1997
                                              ----------  ----------  ----------
Current:
 Federal..................................... $3,280,000  $3,416,000  $4,380,000
 State.......................................    403,000     420,000     538,000
                                              ----------  ----------  ----------
                                               3,683,000   3,836,000   4,918,000
Deferred (Benefit):
 Federal.....................................   (426,000)   (280,000)      6,000
 State.......................................    (66,000)    (40,000)      1,000
                                              ----------  ----------  ----------
                                                (492,000)   (320,000)      7,000
                                              ----------  ----------  ----------
                                              $3,191,000  $3,516,000  $4,925,000
                                              ==========  ==========  ==========

  Income tax benefits relating to the exercise of employee stock awards and options reduce taxes currently payable and are credited to additional paid-in capital. Such amounts approximated $162,000, $8,000, and $147,000 for fiscal 1995, 1996, and 1997, respectively.

  The Company's effective tax rates differ from statutory rates as follows:

                                                                 YEAR ENDED
                                                                  JUNE 30,
                                                               ----------------
                                                               1995  1996  1997
                                                               ----  ----  ----
Statutory federal rate........................................ 34.0% 34.0% 34.2%
State income taxes net of federal income tax benefit..........  3.6   3.7   3.3
Non-deductible goodwill amortization..........................  0.1   1.5   1.9
Other.........................................................  0.2  (0.4) (1.0)
                                                               ----  ----  ----
                                                               37.9% 38.8% 38.4%
                                                               ====  ====  ====

6. LEASE OBLIGATIONS

  SED International leases its main office facility under an operating lease with an entity owned by certain minority stockholders of the Company. The lease currently provides for an annual rent of $176,000 through October 1999, subject to escalation based upon periodic increases in the Consumer Price Index.

  The Company leases additional distribution center and sales office space under operating leases. Rent expense under all operating leases for the years ended June 30, 1995, 1996, and 1997 was $565,000, $663,000, and $949,000,
respectively.

  As of June 30, 1997, the future minimum rental commitments under noncancelable operating leases are:

1998................................................................. $1,109,000
1999.................................................................  1,001,446
2000.................................................................    675,000
2001.................................................................    523,000
2002.................................................................    168,000
                                                                      ----------
                                                                      $3,476,446
                                                                      ==========

7. STOCKHOLDERS' EQUITY

  Stock Options--The Company maintains stock option plans under which 1,548,552 shares of common stock have been reserved at June 30, 1997 for outstanding and future incentive and non-qualified stock option grants to officers and key employees. Incentive stock options must be granted at not less than the fair market value of the common stock at the date of grant and expire 10 years from the date of grant. Non-qualified stock options may be granted at a price of not less than 85% of the fair market value of the common stock at the date of grant and expire 10 years from the date of grant. Options granted under the plans are exercisable in installments ranging from 20% to 33.3% per year. Upon the occurrence of a "change of control" (as defined), all outstanding options become immediately exercisable.

  Stock option activity and related information under these plans is as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
                                                              SHARES     PRICE
                                                             ---------  --------
Shares under options June 30, 1994..........................   835,765   $5.04
 Granted....................................................   127,450    5.45
 Exercised..................................................    (4,045)   0.55
 Canceled...................................................   (79,575)   5.42
                                                             ---------
Shares under options June 30, 1995..........................   879,595    5.09
 Granted....................................................   369,950    5.62
 Exercised..................................................    (4,220)   0.54
 Canceled...................................................   (49,725)   5.63
                                                             ---------
Shares under options June 30, 1996.......................... 1,195,600    5.24
 Granted....................................................   401,200    8.21
 Exercised..................................................   (83,074)   4.77
 Canceled...................................................   (85,940)   6.67
                                                             ---------
Shares under options June 30, 1997.......................... 1,427,786    6.02
                                                             =========

  Additionally, since 1992, the Board of Directors has granted non-qualified options to purchase 113,000 shares of common stock to certain directors of the Company at exercise prices ranging from $5.88 to $7.50 (their fair market value at date of grant). All options granted to directors of the Company are currently exercisable and expire ten years from the date of grant. No options have been exercised under such grants.

  The following table summarizes information pertaining to all options outstanding and exercisable at June 30, 1997:


                      OUTSTANDING OPTIONS        EXERCISABLE OPTIONS
               --------------------------------- --------------------
                             WEIGHTED
                             AVERAGE    WEIGHTED
   RANGE OF                 REMAINING   AVERAGE              AVERAGE
   EXERCISE      NUMBER    CONTRACTUAL  EXERCISE   NUMBER    EXERCISE
    PRICES     OUTSTANDING LIFE (YEARS)  PRICE   EXERCISABLE  PRICE
   --------    ----------- ------------ -------- ----------- --------
 $4.89-$ 6.00   1,139,586      4.3       $5.33     873,396    $5.22
  7.50- 10.75     401,200      7.7        8.07      30,000     7.50


  Fair Value--The weighted average fair value of options granted in fiscal 1996 and 1997 was $1,049,000 and $1,787,000, respectively, using the Black-Scholes option pricing model with the following assumptions:

                                                                     1996  1997
                                                                     ----  ----
   Dividend yield...................................................  0.0%  0.0%
   Expected volatility.............................................. 49.3% 49.2%
   Risk free interest rate..........................................  6.0%  6.3%
   Expected life, in years..........................................  6.8   7.6

  Had compensation cost for grants under the Company's stock option plans in fiscal 1996 and 1997 been determined based on the fair value at grant consistent with the methods of SFAS 123, the Company's pro forma net earnings and net earnings per share would have been as follows:

                                                           YEAR ENDED JUNE 30,
                                                          ---------------------
                                                             1996       1997
                                                          ---------- ----------
Pro forma net earnings................................... $5,208,000 $7,128,000
Pro forma net earnings per share.........................       0.72       0.93

  Restricted Stock--In 1988, the Company's Board of Directors established a restricted stock plan which permits the granting of restricted stock awards to officers, key employees, and directors. At June 30, 1997, 5,491 shares of common stock are reserved for future issuance under this plan. The individual awards vest generally after three to five years. Restricted stock activity is as follows:

                                                         YEAR ENDED JUNE 30,
                                                        -----------------------
                                                         1995     1996    1997
                                                        -------  ------  ------
Shares of restricted stock beginning of year...........  69,634  53,500  97,500
 Issued................................................  54,500  47,500     --
 Vested................................................ (69,634)    --      --
 Canceled..............................................  (1,000) (3,500) (5,000)
                                                        -------  ------  ------
Shares of restricted stock end of year.................  53,500  97,500  92,500
                                                        =======  ======  ======

  The value of restricted stock awards is determined using the market price of the Company's common stock on the grant date and is amortized over the vesting period. The unamortized portion of such awards is deducted from stockholders' equity.

  Stockholder Rights Agreement--In October 1996, the Company adopted a stockholder rights agreement under which one common stock purchase right is presently attached to and trades with each outstanding share of the Company's common stock. The rights become exercisable and transferable apart from the common stock ten days after a person or group, without the Company's consent, acquires beneficial ownership of 12% or more of the Company's common stock or announces or commences a tender or exchange offer that could result in 12% ownership ("the Change Date"). Once exercisable, each right entitles the holder to purchase shares of common stock in number equal to eight multiplied by the product of the number of shares outstanding on the Change Date divided by the number of rights outstanding on the Change Date not owned by the person or group and at a price of 20% of the per share market value as of the Change Date. The rights have no voting power and, until exercisable, no dilutive effect on net earnings per common share. The rights expire in October 2006 and are redeemable at the discretion of the Company's Board of Directors at $.01 per right.

8. EMPLOYEE BENEFIT PLAN

  SED International maintains a voluntary retirement benefit program, the Southern Electronics Distributors, Inc. 401(k) Plan. All employees of SED International who have attained the age of 21 are eligible to participate after completing one year of service. SED International matches a portion of employee contributions to the plan. Employees are immediately vested in their own contributions. Vesting in SED International's matching contributions are based on years of continuous service. SED International's matching contribution expense for the years ended June 30, 1995, 1996, and 1997 was $79,000, $76,000, and $90,000, respectively.

9. SIGNIFICANT VENDORS AND EXPORT SALES

  During the year ended June 30, 1995, the Company purchased approximately 15% of its inventory from one vendor. During the year ended June 30, 1996, the Company purchased approximately 32% of its inventory from two vendors. During the year ended June 30, 1997, the Company purchased approximately 43% of its inventory from three vendors.

  For the years ended June 30, 1995, 1996, and 1997 approximately 21%, 37%, and 45%, respectively, of the Company's net sales were to customers for export principally into Latin America.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Use of Proceeds...........................................................   11
Dividend Policy...........................................................   12
Price Range of Common Stock...............................................   12
Capitalization............................................................   13
Selected Consolidated Financial Data......................................   14
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   15
Business..................................................................   20
Management................................................................   26
Principal Stockholders....................................................   28
Description of Capital Stock..............................................   29
Shares Eligible for Future Sale...........................................   31
Underwriting..............................................................   32
Legal Matters.............................................................   33
Experts...................................................................   33
Available Information.....................................................   34
Incorporation of Certain Documents by Reference...........................   34
Index to Financial Statements.............................................  F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               3,000,000 SHARES

                             SOUTHERN ELECTRONICS
                                  CORPORATION

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                           A.G. EDWARDS & SONS, INC.

                             CLEARY GULL REILAND &
                                 MCDEVITT INC.

                            INTERSTATE/JOHNSON LANE
           CORPORATION

                         C.L. KING & ASSOCIATES, INC.


                                      , 1997

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                                                                         TOTAL
                                                                       EXPENSES*
                                                                       ---------
Securities and Exchange Commission registration fee................... $ 16,858
NASD filing fee.......................................................    6,063
Nasdaq National Market listing fee....................................   17,500
Printing expenses.....................................................  125,000
Accounting fees and expenses..........................................  120,000
Legal fees and expenses...............................................  175,000
Blue Sky fees and expenses (including legal fees).....................    5,000
Registrar and Transfer Agent's fees and expenses......................    7,500
Miscellaneous.........................................................   77,079
                                                                       --------
    Total............................................................. $550,000
                                                                       ========

- --------
* The foregoing amounts, except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Delaware General Corporation Law. The Registrant has statutory authority to indemnify its officers and directors. The applicable provisions of the Delaware General Corporation Law (the "DGCL") state that, to the extent such person is successful on the merits or otherwise, a corporation must indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively, "such Person"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by such Person. In addition, the DGCL provides that a corporation may indemnify any such Person (other than in an action by or in the right of the corporation) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Additionally, the corporation may indemnify any such Person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such Person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such Person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such Person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

  Under the applicable provisions of the DGCL, any indemnification, unless ordered by a court, shall be made by a corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made:

    (1) By a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or

    (2) If there are no such disinterested directors, or if such disinterested directors so direct, by independent legal counsel in a written opinion; or

    (3) By the affirmative vote of a majority of the shares entitled to vote thereon.

  Indemnification of expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized by the DGCL.

  Bylaws. Article XI of the Bylaws of the Registrant sets forth the extent to which the Registrant's directors and officers may be indemnified by the Registrant against liabilities which they may have incurred while serving in such capacities. Such indemnification is authorized by Section 145 of the DGCL. The Bylaws provide that the Registrant shall indemnify, to the full extent and under the circumstances permitted by the DGCL in effect from time to time, any past, present or future director or officer of the Registrant or a designated officer of an operating division of the Registrant, made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Registrant or a designated officer of an operating division of the Registrant, or is or was an employee or agent of the Registrant, or is or was serving at the specific request of the Registrant as a director, officer, employee or agent of another company or other enterprise in which the Registrant should own, directly or indirectly, an equity interest or of which it may be a creditor. This right of indemnification shall not be deemed exclusive of any other rights to which such a Person would be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise, and shall continue as to such a Person who has ceased to be a director, officer, designated officer, employee or agent and shall inure to the benefit of the heirs, executors, administrators and other legal representatives of such Person. The Board of Directors of the Registrant may also grant, on behalf of the Registrant, indemnification to any individual other than such a Person to such extent and in such a manner as the Board in its sole discretion may from time to time and at any time determine.

  Charter. Article VIII of the Registrant's Certificate of Incorporation also provides that, to the fullest extent permitted by DGCL, a director of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

  The Registrant maintains insurance, at its expense, to protect any director or officer of the Registrant or its subsidiary against certain expenses, liabilities or losses.

  Reference is made to Section 7 of the Underwriting Agreement filed as
Exhibit 1.1 hereto.

ITEM 16. EXHIBITS

  (A) EXHIBITS. The following exhibits are filed as part of this Registration
   Statement:

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
  1.1    Form of Underwriting Agreement.*
         Certificate of Incorporation, as amended, of Southern Electronics
  4.1    Corporation (the "Registrant").(1)
  4.2    Amended and Restated By-Laws of the Registrant.(2)
         Form of Rights Agreement, dated as of October 31, 1996 between the
  4.3    Registrant and National City Bank.(3)
         Opinion of Long Aldridge & Norman LLP as to the validity of the Common
  5.1    Stock being registered.
 23.1    Independent Auditors' Consent.
         Consent of Long Aldridge & Norman LLP (included in its Opinion filed
 23.2    as Exhibit 5.1).
         Powers of Attorney (see signature page to this Registration
 24.1    Statement).

- --------
* To be filed by amendment.
(1) Incorporated herein by reference to Exhibit 3.1 to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995 (SEC File No. 016345).
(2) Incorporated herein by reference to exhibit of same number to Registrant's Registration Statement on Form S-1, filed September 5, 1986 (Reg. No. 338494).
(3) Incorporated herein by reference to Exhibit 7 to the Registrant's Current Report on Form 8-K dated October 30, 1996.

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended (the "Act"), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucker, State of Georgia, on September 5, 1997.

                                       SOUTHERN ELECTRONICS CORPORATION


                                       By:         /s/ Gerald Diamond
                                           ------------------------------------
                                           Gerald Diamond
                                           Chairman of the Board and Chief
                                           Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gerald Diamond, Ray D. Risner and Larry
G. Ayers, and any of them, his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this registration statement, and any registration statement filed pursuant to Rule 462(b) of the Act prepared in connection therewith, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact (or any of them) or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

             SIGNATURE                          TITLE                          DATE
             ---------                          -----                          ----
        /s/ Gerald Diamond          Chairman of the Board, Chief           September 5, 1997
- ----------------------------------   Executive Officer and
          GERALD DIAMOND             Director (principal
                                     executive officer)


        /s/ Larry G. Ayers          Vice President-Finance,                September 5, 1997
- ----------------------------------   Chief Financial Officer and
          LARRY G. AYERS             Treasurer (principal
                                     financial officer and
                                     principal accounting
                                     officer)


       /s/ Stewart I. Aaron         Director                               September 5, 1997
- ----------------------------------
         STEWART I. AARON


         /s/ Mark Diamond           Director                               September 5, 1997
- ----------------------------------
           MARK DIAMOND


         /s/ Ray D. Risner          Director                               September 5, 1997
- ----------------------------------
           RAY D. RISNER


        /s/ Cary Rosenthal          Director                               September 5, 1997
- ----------------------------------
          CARY ROSENTHAL


                                    Director
- ----------------------------------
         G. WILLIAM SPEER